Exhibit 99.1

POSCO HOLDINGS INC.

Separate Financial Statements

December 31, 2023 and 2022

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO HOLDINGS INC.:

Opinion

We have audited the separate financial statements of POSCO HOLDINGS INC. (the “Company”), which comprise the separate statements of financial position as of December 31, 2023 and 2022, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising summary of material accounting policy information and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2023 and 2022, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We also have audited, in accordance with Korean Standards on Auditing (“KSAs“), the Company’s internal control over financial reporting (“ICFR”) as of December 31, 2023 based on the criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea, and our report dated March 13, 2024 expressed an unmodified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (“KSAs“). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

The key audit matter communicated below is a matter that, in our professional judgment, was of most significance in our audit of the separate financial statements as of and for the year ended December 31, 2023. This matter was addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

Assessment of impairment on investments in subsidiaries, associates and joint ventures

As described in notes 11 to the separate financial statements, the carrying amount of investments in subsidiaries, associates and joint ventures is ~~W~~45,321,370 million as of December 31, 2023. The Company recognized impairment loss on investments in subsidiaries, associates and joint ventures of ~~W~~109,568 million during the year ended December 31, 2023.

The Company identifies whether there is any indication for impairment at the end of each reporting period and performs impairment test over investments in subsidiaries, associates and joint ventures when impairment indicator exists. The Company measures the impairment loss as the difference between the recoverable amount and the carrying amount, if the carrying amount exceeds the recoverable amount. Recoverable amount is the greater of value-in-use and fair value less costs to sell. In estimating the value-in-use, management’s judgment is involved in determining the key assumptions such as estimated sales, discount rate and terminal growth rate each has a significant impact on the estimated value-in-use. Considering significant degree of management’s judgements required in estimating value-in-use and likelihood of existence of management bias, we identified assessment of impairment on investments in subsidiaries, associates and joint ventures as a key audit matter.

The primary procedures we performed to address this key audit matter included the following:

•	Testing certain internal controls over the Company’s impairment assessment process of investments in subsidiaries, associates and joint ventures;

•	Assessing whether the impairment tests have been completely performed on investments of which indication of impairment exists;

•

Evaluating the key assumptions (including estimated sales) used to determine the value-in-use by comparison with the latest financial budgets approved by the Board of Directors, historical performance and industry reports;

•	Comparing the estimated sales prepared in prior year with the current year’s performance to assess the Company’s ability to appropriately forecast;

•	Evaluating the discount rates used in the valuation by comparing it against discount rates that were independently developed using observable information;

•	Assessing the terminal growth rates by comparison with observable market information; and,

•	Performing sensitivity analysis on the discount rates and terminal growth rates applied to assess the impact of changes in these key assumptions on the results of management’s impairment assessments.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•

Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Jae Nam Hwang.

Seoul, Korea

March 13, 2024

This report is effective as of March 13, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO HOLDINGS INC.

Separate Statements of Financial Position

As of December 31, 2023 and 2022

(in millions of Won)	Notes	December 31, 2023		December 31, 2022
Assets
Cash and cash equivalents	4,5,22	~~W~~	376,914	1,415,201
Trade accounts and notes receivable, net	6,22,36		238,332	128,991
Other receivables, net	7,22,36		68,821	40,288
Other short-term financial assets	8,22		3,940,743	2,515,375
Current income tax assets	34		32,015	203,263
Other current assets	15		1,074	5,172

Total current assets			4,657,899	4,308,290

Other receivables, net	7,22		6,955	209,057
Other long-term financial assets	8,22		1,131,074	1,062,530
Investments in subsidiaries, associates and joint ventures	11		45,321,370	45,187,627
Investment property, net	12		309,900	220,699
Property, plant and equipment, net	13		197,787	145,006
Intangible assets, net	14		19,341	15,902
Other non-current assets	15		1,872	8

Total non-current assets			46,988,299	46,840,829

Total assets		~~W~~	51,646,198	51,149,119

See accompanying notes to the separate financial statements.

POSCO HOLDINGS INC.

Separate Statements of Financial Position, Continued

As of December 31, 2023 and 2022

(in millions of Won)	Notes	December 31, 2023		December 31, 2022
Liabilities
Short-term borrowings and current installments of long-term borrowings	4,16,22,38	~~W~~	1,756,691	—
Other current payables	17,22,36,38		39,739	64,597
Other short-term financial liabilities	18,22,38		1,571	5,815
Provisions	19		14,983	45,388
Other current liabilities	21		6,686	3,193

Total current liabilities			1,819,670	118,993

Long-term borrowings, excluding current installments	4,16,22,38		1,316	1,359,587
Other non-current payables	17,22,38		26,804	—
Other long-term financial liabilities	18,22,38		6,968	3,668
Defined benefit liabilities, net	20		4,283	3,761
Deferred tax liabilities	34		2,281,500	2,480,379
Long-term provisions	19		2,634	10,868
Other non-current liabilities	21		3,158	—

Total non-current liabilities			2,326,663	3,858,263

Total liabilities			4,146,333	3,977,256

Equity
Share capital	23		482,403	482,403
Capital surplus	23,26		1,370,557	1,360,894
Reserves	24		30,678	(188,801)
Treasury shares	25		(1,889,658)	(1,892,308)
Retained earnings	27		47,505,885	47,409,675

Total equity			47,499,865	47,171,863

Total liabilities and equity		~~W~~	51,646,198	51,149,119

See accompanying notes to the separate financial statements.

POSCO HOLDINGS INC.

Separate Statements of Comprehensive Income

For the years ended December 31, 2023 and 2022

(in millions of Won, except per share informations)	Notes	2023		2022
Operating revenue	28,36
Revenue		~~W~~	1,454,079	8,589,819
Operating expenses	9,33,36
Cost of sales	33		—	(6,463,246)
Other administrative expenses	26,29		(347,450)	(414,086)
Selling expenses	29		—	(37,594)

			(347,450)	(6,914,926)

Operating profit			1,106,629	1,674,893
Finance income and costs	22,31
Finance income			315,828	392,984
Finance costs			(405,881)	(434,963)

Other non-operating income and expenses
Impairment loss on other receivables			(221,251)	(128)
Other non-operating income	32		23,469	33,699
Other non-operating expenses	32,33		(135,071)	(347,002)

Profit before income tax			683,723	1,319,483
Income tax expense (revenue)	34		115,854	(1,787,336)

Profit (loss)			799,577	(467,853)
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	20		(97)	(75,271)
Net changes in fair value of equity investments at fair value through other comprehensive income	8,22		236,979	(37,054)

Total comprehensive income (loss)		~~W~~	1,036,459	(580,178)

Earnings (loss) per share (in Won)	35
Basic earnings (loss) per share (in Won)			10,539	(6,185)
Diluted earnings (loss) per share (in Won)		~~W~~	10,539	(6,649)

See accompanying notes to the separate financial statements.

POSCO HOLDINGS INC.

Separate Statements of Changes in Equity

For the years ended December 31, 2023 and 2022

(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Total
Balance as of January 1, 2022	~~W~~	482,403	1,339,289	199,384	(211,849)	(2,508,294)	49,734,492	49,035,425
Comprehensive income:
Loss		—	—	—	—	—	(467,853)	(467,853)
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(75,271)	(75,271)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	23,048	—	(60,102)	(37,054)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(378,128)	(378,128)
Interim dividends		—	—	—	—	—	(758,491)	(758,491)
Interest of hybrid bonds		—	—	—	—	—	(1,486)	(1,486)
Disposal of treasury shares		—	9,491	—	—	48,512	—	58,003
Retirement of treasury shares		—	—	—	—	567,474	(583,486)	(16,012)
Changes from spin-off		—	—	(199,384)	—	—	—	(199,384)
Share-based payment		—	12,114	—	—	—	—	12,114

Balance as of December 31, 2022	~~W~~	482,403	1,360,894	—	(188,801)	(1,892,308)	47,409,675	47,171,863

Balance as of January 1, 2023	~~W~~	482,403	1,360,894	—	(188,801)	(1,892,308)	47,409,675	47,171,863
Comprehensive income:
Profit		—	—	—	—	—	799,577	799,577
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(97)	(97)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	219,479	—	17,500	236,979
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(151,698)	(151,698)
Interim dividends		—	—	—	—	—	(569,072)	(569,072)
Disposal of treasury shares		—	2,880	—	—	2,650	—	5,530
Share-based payment		—	6,783	—	—	—	—	6,783

Balance as of December 31, 2023	~~W~~	482,403	1,370,557	—	30,678	(1,889,658)	47,505,885	47,499,865

See accompanying notes to the separate financial statements.

POSCO HOLDINGS INC.

Separate Statements of Cash Flows

For the years ended December 31, 2023 and 2022

(in millions of Won)	Notes	2023		2022
Cash flows from operating activities
Profit (loss)		~~W~~	799,577	(467,853)
Adjustments for :
Expenses related to post-employment benefit			7,568	22,082
Depreciation			11,310	393,121
Amortization			1,247	17,180
Impairment loss on other receivables			221,251	128
Finance income			(308,827)	(346,942)
Dividend income			(1,254,239)	(909,846)
Finance costs			401,716	369,038
Loss on valuation of inventories			—	1,722
Gain on disposal of property, plant and equipment			—	(5,464)
Loss on disposal of property, plant and equipment			2,360	20,211
Impairment loss on property, plant and equipment			10,657	3
Gain on disposal of investments in subsidiaries, associates and joint ventures			(230)	(13,933)
Impairment loss on investments in subsidiaries, associates and joint ventures			109,568	263,263
Loss on disposal of assets held for sale			998	—
Gain on disposal of assets held for sale			—	(2,706)
Increase (decrease) to provisions			(7,303)	55,196
Income tax expense (benefit)			(115,854)	1,787,336
Employee benefits			—	61,603
Share-based payments expense	26		5,351	4,394
Others			(11,632)	(1,350)
Changes in operating assets and liabilities	38		(43,024)	(808,142)
Interest received			45,517	44,615
Interest paid			—	(50,424)
Dividends received			1,188,338	891,019
Income taxes received (paid)			25,687	(2,054,488)

Net cash provided by (used in) operating activities		~~W~~	1,090,036	(730,237)

See accompanying notes to the separate financial statements.

POSCO HOLDINGS INC.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2023 and 2022

(in millions of Won)	Notes	2023		2022
Cash flows from investing activities
Decrease in deposits		~~W~~	890,000	450,017
Proceeds from disposal of short-term financial instruments			6,255,711	28,806,313
Proceeds from disposal of long-term financial instruments			—	5
Collection of short-term loans			1,249	1,416
Collection of long-term loans			2,000	—
Proceeds from disposal of debt securities			—	151,100
Proceeds from disposal of equity securities			261,612	166,358
Proceeds from disposal of other securities			4,501	49,961
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			957,353	804,754
Proceeds from disposal of assets held for sale			—	3,074
Increase in deposits			(2,640,002)	(550,571)
Acquisition of short-term financial instruments			(5,717,490)	(25,457,214)
Increase in long-term loans			—	(3,618)
Payment of short-term lease security deposits			(691)	—
Acquisition of debt securities			—	(50,000)
Acquisition of other securities			(26,282)	(104,197)
Acquisition of investments in subsidiaries, associates and joint ventures			(1,237,817)	(1,042,298)
Acquisition of investment properties			(54,892)	—
Acquisition of property, plant and equipment			(102,192)	(359,532)
Payment for disposal of property, plant and equipment			—	(14,447)
Acquisition of intangible asstes			(4,402)	(10,195)
Cash outflow for spin-off			—	(1,910,211)

Net cash provided by (used in) investing activities		~~W~~	(1,411,342)	930,715

Cash flows from financing activities
Proceeds from borrowings			—	537,165
Increase in long-term financial liabilities			3,781	15,515
Repayment of borrowings			—	(232,977)
Decrease in long-term financial liabilities			—	(279)
Repayment of lease liabilities			—	(7,493)
Payment for disposal of derivatives			—	(7,102)
Payment of cash dividends			(720,762)	(1,136,298)

Net cash used in financing activities	38	~~W~~	(716,981)	(831,469)

Effect of exchange rate fluctuation on cash held			—	3,918
Net decrease in cash and cash equivalents			(1,038,287)	(627,073)
Cash and cash equivalents at beginning of the period	5		1,415,201	2,042,274

Cash and cash equivalents at end of the period	5	~~W~~	376,914	1,415,201

See accompanying notes to the separate financial statements.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

As of December 31, 2023 and 2022

1. Reporting Entity

POSCO HOLDINGS INC., the controlling company, was established on April 1, 1968, under the Commercial Code of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages through ownership of shares of subsidiaries etc.

On March 2, 2022, the Company established a new subsidiary, POSCO, by a vertical spin-off of its steel business (The surviving company owns 100% of shares) on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC.. Meanwhile, operating revenue in the statements of comprehensive income for the year ended December 31, 2022, includes sales of ~~W~~7,542,729 million from the steel business before the vertical spin-off.

As of December 31, 2023, major shareholders are as follows:

Shareholder’s name	Number of shares	Ownership (%)
National Pension Service	5,393,999	6.38
BlackRock Fund Advisors(*1)	4,206,522	4.97
Nippon Steel Corporation	2,894,712	3.42
Pohang University of Science and Technology	1,981,047	2.34
The Government of Singapore (GIC)	1,759,571	2.08
Others	68,335,379	80.81

	84,571,230	100.00

(*1)	Includes shares held by subsidiaries and others.

As of December 31, 2023, the shares of the Company are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchanges.

2. Statement of Compliance

Statement of compliance

The separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies, Etc. in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

The separate financial statements were authorized for issue by the Board of Directors on January 31, 2024, and will be submitted for approval at the shareholders’ meeting to be held on March 21, 2024.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position, as described in the accounting policy below.

(a)	Financial instruments measured at fair value through profit or loss

(b)	Financial instruments measured at fair value through other comprehensive income

(c)	Defined benefit liabilities measured at the present value of the defined benefit obligation less the fair value of the plan assets

Functional and presentation currency

These separate financial statements are presented in Korean Won, which is the Company’s functional currency which is the currency of the primary economic environment in which the Company operates.

Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

(a)	Judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Note 11—Investments in subsidiaries, associates and joint ventures

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

(b)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next fiscal year is included in the following notes:

•	Note 11—Investments in subsidiaries, associates and joint ventures

•	Note 19—Provisions

•	Note 20—Employee benefits

•	Note 22—Financial Instruments

•	Note 34—Income taxes

•	Note 37—Commitments and contingencies

(c)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly.

•	Level 3 – inputs for the assets or liability that are not based on observable market data.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about the assumptions made in measuring fair values is included in the following note:

•	Note 22 – Financial instruments

Changes in Accounting Policies

Except for the standards and amendments applied for the first time for the reporting period commenced January 1, 2023 described below, the accounting policies applied by the Company in these financial statements are the same as those applied by the Company in its financial statements as of and for the year ended December 31, 2022.

(a)	K-IFRS No. 1012 “Income Tax” – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

From January 1, 2023, the Company has applied the amendments related to deferred tax arising from assets and liabilities in a single transaction under K-IFRS No. 1012 “Income Tax”. The amendments narrow the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences. The amendment does not any impact on the statement of financial position.

(b)	K-IFRS No. 1001 “Presentation of Financial Statements” – Disclosure of Accounting Policies

Material accounting policy information is defined as information that is expected to influence the decision-making of primary users of financial statements considering with other information included in the financial statements, and is required to be disclosed. Therefore, the Company selectively disclosed material accounting policies in the annual financial statements for the year ended December 31, 2023. For further information, refer to note 3.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

(c)	K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors” – Definition of Accounting Estimates

For accounting estimates defined as monetary amounts in the financial statements, a change in measurement methods or inputs are clarified as changes in accounting estimates unless they result from the correction of prior period errors. The amendment is applied prospectively to the changes in accounting estimates that occur after the effective date. The amendments did not have any impact on the financial statements.

(d)	K-IFRS No. 1012 “Income Tax” – Global Minimum Top-Up Tax

The amendments include a temporary mandatory exception from accounting for deferred tax arising from global minimum top-up tax, and new disclosure requirements of the exposure information of the Company in relation to the Pillar Two taxes in the annual financial statements. Refer to note 34 for information on the new disclosure requirements provided by revised accounting standards.

3. Summary of Material Accounting Policy Information

The material accounting policies applied by the Company in preparation of its separate financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these financial statements, except for those as disclosed in note 2.

Investments in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027 “Separate Financial Statements”. The Company applied the cost method to investments in subsidiaries, associates and joint ventures in accordance with K-IFRS No. 1027.

Gain on disposals from share transactions between entities under common control is recognized as dividend income, and loss on disposals is recognized as acquisition cost of investments in the related entity.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term investments in highly liquid securities that are readily convertible to known amounts of cash with maturities of three months or less from the acquisition date and which are subject to an insignificant risk of changes in value. Equity investments are excluded from cash and cash equivalents.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

Non-derivative financial assets

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at financial assets measured at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

(a)	Financial assets measured at amortized cost

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at fair value through profit or loss.

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows, and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets measured at amortized cost are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, gains and losses on foreign currency translation and impairment losses are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

(b)	Debt instruments measured at fair value through other comprehensive income

A debt instrument is measured at fair value through other comprehensive income if it meets both of the following conditions and is not designated as at fair value through profit or loss.

•	it is held within a business model whose objective is achieved by both collection contractual cash flows and selling financial assets and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Debt instruments measured at fair value through other comprehensive income are subsequently measured at fair value. Interest income which is calculated using the effective interest method, gains and losses from foreign currency translation and impairment losses are recognized in profit or loss and other net profit or losses are recognized in other comprehensive income. At the time of elimination, other accumulated comprehensive income is reclassified to profit or loss.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

(c)	Equity instruments measured at fair value through other comprehensive income

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income. This election is made on an investment-by-investment basis.

Equity instruments measured at fair value through other comprehensive income are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in other comprehensive income and never reclassified to profit or loss.

(d)	Financial assets measured at fair value through profit or loss

All financial assets not classified as measured at amortized cost of fair value through other comprehensive income as described above are measured at fair value through profit or loss. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at fair value through other comprehensive income as at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets measured at fair value through profit or loss are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

Investment property

Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses. The depreciation methods, useful lives and residual values of investment property are the same as those used for property, plant and equipment.

Property, plant and equipment

Property, plant and equipment are initially measured at cost. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, when the Company has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The cost of replacing a part of an item is recognized in the carrying amount of the item of property, plant and equipment, if the following recognition criteria are met:

(a) it is probable that future economic benefits associated with the item will flow to the Company and

(b) the cost can be measured reliably.

The carrying amount of the replaced part is derecognized at the time the replacement part is recognized. The costs of the day-to-day servicing of the item are recognized in profit or loss as incurred.

Other than land, the costs of an asset less its estimated residual value are depreciated. Depreciation of property, plant and equipment is recognized in profit or loss on a straight-line basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset, over the estimated useful lives of each component of an item of property, plant and equipment.

The estimated useful lives for the current period are as follows:

Buildings	5-40 years
Structures	5-40 years
Machinery and equipment	15 years
Vehicles	4 years
Fixtures	4 years

Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as an having an indefinite useful life and not amortized.

Intellectual property rights	5-7 years
Development expense	4 years
Other intangible assets	4 years

Government grants

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted from the carrying amount of the assets and recognized in profit or loss on a systematic and rational basis over the life of the depreciable assets.

Leases

1)	As a lessee

At inception or reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

The Company presents right-of-use assets in the same line item as is presents underlying assets of the same nature that it owns, and lease liabilities are included in other payables on the separate statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

2)	As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

The Company leases out its investment properties. The Company classified these leases as operating leases. The Company recognize lease payments received under lease agreements as revenue on a straight-line basis over the lease term.

Impairment for financial assets

The Company recognizes loss allowances for expected credit losses on:

•	financial assets measured at amortized cost

•	debt instruments measured at fair value through other comprehensive income

•	contractual assets

(a)	Judgments on credit risk

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due. The Company considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Company in full, without recourse by the Company to actions such as realizing security (if any is held). The Company considers a debt security to have low credit risk when its credit risk rating is equivalent to investment grade defined by reliable credit rating agencies.

(b)	Expected credit losses

Expected credit losses for financial assets measured at amortized cost are recognized in profit or loss. Loss allowances for financial assets measured at amortized cost are deducted from carrying amount of the assets. For debt instruments measured at fair value through other comprehensive income, the loss allowance is charged to profit or loss and is recognized in other comprehensive income.

(c)	Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets measured at amortized cost and debt instrument measured at fair value through other comprehensive income are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

Objective evidence that a financial asset or group of financial assets are impaired includes:

•	significant financial difficulty of the issuer or borrower

•	a breach of contract, such as a default or delinquency in interest or principal payments

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization

•	the disappearance of an active market for that financial asset because of financial difficulties

(d)	Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in entirety or a portion. The Company individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery based on continuous payments and extinct prescriptions. The Company expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

Impairment for non-financial assets

The carrying amounts of the Company’s non-financial assets, other than employee benefits and non-current assets held for sale, are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

Management estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then management estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities measured at fair value through profit or loss or financial liabilities measured at amortized cost in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

Employee benefits

The calculation of defined benefit liabilities is performed annually by an independent actuary using the projected unit credit method.

Provisions

Provision for restoration related to contaminated area is recognized when the area meets the Company’s policy and legal standards of contamination.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

Revenue from contracts with customers

As the Company vertically spun off its steel business at the spin-off date on March 1, 2022, the Company’s main business has changed from manufacturing and sales of steel, rolled products, and plates to investment business that controls and manages through ownership of shares of subsidiaries etc., and rental business for real estate, etc.

1)	Dividend income

Dividend income from subsidiaries and others is recognized as revenue when the Company’s right to receive the dividend is established.

2)	Rental income

Rental income from the Company’s real estate is recognized as revenue over the service offering period.

3)	Trademark usage income

Trademark usage income is recognized in accordance with the related arrangements over the term of use of trademark.

Finance income and finance costs

The Company’s finance income and finance costs include:

•	interest income;

•	interest expense;

•	the foreign currency gain or loss on financial assets and financial liabilities;

•	the net gain or loss on financial assets measured at fair value through profit or loss;

•	the net gain or loss on the disposal of investments in debt securities measured at fair value through other comprehensive income.

Interest income or expense is recognized using the effective interest method.

Income tax

The Company recognizes interest and penalties related to corporate tax as if it is applicable to the income taxes, the Company applies K-IFRS No. 1012 “Income Taxes”, if it is not applicable to the income taxes, the Company applies K-IFRS No. 1037 “Provisions Contingent Liabilities and Contingent Assets”.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

New standards and interpretations not yet adopted

A number of new standards are effective for annual periods beginning after January 1, 2023 and earlier application is permitted but the Company has not early adopted the new or amended standards in preparing these financial statements.

K-IFRS No. 1001 “Presentation of Financial Statements” – Classification of Liabilities as Current or Non-current

The amendment clarifies that the classification of current and non-current liabilities is determined by the right to defer settlement of the liability for more than 12 months after the end of the reporting period, and in order for the debtor to have the “right to defer settlement of the liability”, the condition of complying with the contract must be met at the end of the reporting period. In addition, the classification of liabilities is not affected by the possibility of exercising the right to defer settlement of the liability for more than 12 months after the end of the reporting period, and the amendment clarifies that settlement of a liability includes transferring a company’s own equity instruments to the counterparty. The amendment is effective for annual periods beginning on or after January 1, 2024. Early application is permitted. The Company does not expect the effect of the amendments to the financial statements to be significant.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

4. Financial Risk Management

The Company has exposure to the following risks from its use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

•	Capital risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these separate financial statements.

(a) Financial risk management

1)	Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

2)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. In addition, credit risk arises from finance guarantees.

The Company implements a credit risk management policy under which the Company only transacts business with counterparties that have a certain level of credit rate evaluated based on financial condition, historical experience, and other factors. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of a nation or an industry in which a customer operates its business does not have a significant influence on credit risk. The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness.

The Company establishes an allowance for impairment that represents its estimate of expected losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

Credit risk also arises from transactions with financial institutions, and such transactions include transactions of cash and cash equivalents, various deposits, and financial instruments such as derivative contracts. The Company manages its exposure to this credit risk by only entering into transactions with banks that have high international credit ratings. The Company’s treasury department authorizes, manages, and overseas new transactions with financial institutions with whom the Company has no previous relationship.

Furthermore, the Company limits its exposure to credit risk of financial guarantee contracts by strictly evaluating their necessity based on internal decision making processes, such as the approval of the Board of Directors.

3)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s cash flow from business, borrowing or financing is sufficient to meet the cash requirements for the Company’s strategic investments. Management believes that the Company is capable of raising funds by borrowing or financing if the Company is not able to generate cash flow requirements from its operations.

4)	Market risk

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market risk management is optimization of profit and controlling the exposure to market risk within acceptable limits.

①	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean Won. The Company monitors the related foreign currencies regularly in order to avoid exposure to currency risk.

②	Interest rate risk

The Company manages the exposure to interest rate risk by adjusting of borrowing structure ratio between borrowings at fixed interest rate and variable interest rate.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

③	Other market price risk

Equity price risk arises from fluctuation of market price of listed equity securities. Management of the Company measures regularly the fair value of listed equity securities and the risk of variance in future cash flow caused by market price fluctuations. Significant investments are managed separately and all buy and sell decisions are approved by management of the Company.

(b)	Management of capital

The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and the retirement of treasury shares. The capital structure of the Company consists of equity and net borrowings (after deducting cash and cash equivalents) and current financial instruments from borrowings. The Company applied the same capital risk management strategy that was applied in the previous period.

Net borrowing-to-equity ratio as of December 31, 2023 and 2022 is as follows:

(in millions of Won)	2023		2022
Total borrowings	~~W~~	1,758,007	1,359,587
Less: Cash and cash equivalents		376,914	1,415,201

Net borrowings		1,381,093	(55,614)
Total equity	~~W~~	47,499,865	47,171,863
Net borrowings-to-equity ratio(*1)		2.91%	0.00%

(*1)	As of December 31, 2022, Cash and cash equivalents exceeded the borrowing amount, so the net borrowings-to-equity ratio is disclosed as 0%.

5. Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Demand deposits and checking accounts(*1)	~~W~~	1,216	56,664
Time deposits		—	1,070,000
Other cash equivalents		375,698	288,537

	~~W~~376,914		1,415,201

(*1)	As of December 31, 2023 and 2022, cash and cash equivalents of ~~W~~472 million and ~~W~~990 million, respectively, are restricted for use in relation to government assigned project.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

6. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Current
Trade accounts and notes receivable	~~W~~	100,323	30,049
Unbilled receivables (contract assets)		138,009	98,942

	~~W~~	238,332	128,991

7. Other Receivables

Other receivables as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Current
Other accounts receivable	~~W~~	51,530	38,676
Others(*1)		21,193	1,612
Less: Allowance for doubtful accounts		(3,902)	—

	~~W~~	68,821	40,288

Non-current
Loans(*1)	~~W~~	217,349	205,379
Long-term other accounts receivable		6,945	3,668
Others		10	10
Less: Allowance for doubtful accounts		(217,349)	—

	~~W~~	6,955	209,057

(*1)

Due to the continuous operating losses and deteriorating business environment of FQM Australia Holdings Pty Ltd, an associate, the Company assessed the recoverability of the related loans and accrued interest and recognized a full allowance for doubtful accounts of ~~W~~218,900 million.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

8. Other Financial Assets

(a)	Other financial assets as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Current
Deposit instruments		1,750,000	—
Short-term financial instruments		2,190,743	2,515,375

	~~W~~	3,940,743	2,515,375

Non-current
Equity securities		926,752	885,942
Other securities		204,320	176,588
Deposit instruments		2	—

	~~W~~	1,131,074	1,062,530

(b)	Equity securities and available-for-sale securities (equity instruments) as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023							2022
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of equity securities	Book value	Book value
Marketable equity securities
Nippon Steel Corporation	15,698,500	1.65	~~W~~	473,962	462,775	(11,187)	462,775	342,963
KB Financial group Inc.	3,863,520	0.96		178,839	209,016	30,177	209,016	187,381
Woori Financial Group Inc.(*1)	—	—		—	—	—	—	234,234
CSN Mineracao S.A.	102,186,675	1.86		206,265	212,617	6,352	212,617	99,945

				859,066	884,408	25,342	884,408	864,523

Non-marketable equity securities
PLANTEC Co., Ltd.(*2)	18,337,912	10.99		19,437	40,362	20,925	40,362	19,437
Intellectual Discovery Co.,Ltd.	200,000	6.00		5,000	1,350	(3,650)	1,350	1,350
Pos-hyundai Steel Manufacturing India Private Limited	1,055,496	6.00		612	612	—	612	612
S&M Media Co.,Ltd.	2,000	2.67		20	20	—	20	20
XG Sciences	300,000	5.06		2,724	—	(2,724)	—	—

				27,793	42,344	14,551	42,344	21,419

			~~W~~	886,859	926,752	39,893	926,752	885,942

(*1)	During the year ended December 31, 2023, the Company disposed of the shares of Woori Financial Group Inc. to POSCO, a subsidiary.
(*2)	The entity was assessed by fair value determined by an external valuation firm.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

9. Inventories

During the year ended December 31, 2022, inventories were transferred to the newly established company (POSCO) upon a vertical spin-off. Therefore, there are no inventories held by the Company as of December 31, 2023 and 2022.

10. Assets Held for Sale

(a)	As of December 31, 2023 and 2022 the carrying amounts classified as assets held for sale are zero (0).

(b)

During the year ended December 31, 2022, the Company decided to dispose of interests of CSP-Compania Siderurgica do Pecem which was previously classified investment in joint ventures and fully impaired. It was classified as held-for-sale assets as of December 31, 2022. Meanwhile, during the year ended December 31, 2023, the Company disposed of CSP - Compania Siderurgica do Pecem, and recognized ~~W~~998 million of loss on disposals of assets held for sale.

(c)

During the year ended December 31, 2022, the Company decided to dispose Korea Nickel CO.LTD, and classified as assets held for sale for ~~W~~13,910 million. During the year ended December 31, 2022, these equity securities have all been disposed.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

11. Investments in Subsidiaries, Associates and Joint ventures

(a)	Investments in subsidiaries, associates and joint ventures as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Investment in subsidiaries	~~W~~	42,519,521	42,483,262
Investment in associates		520,380	716,213
Investment in joint ventures		2,281,469	1,988,152

	~~W~~	45,321,370	45,187,627

There are no significant restrictions on the ability of subsidiaries, associates and joint ventures to transfer funds to the controlling company, such as in the forms of cash dividends and repayment of loans or payment of advances.

(b)	Details of subsidiaries and carrying amounts as of December 31, 2023 and 2022 are as follows:

(in millions of Won)			2023						2022
	Country	Principal operations	Number of shares	Ownership (%)	Net asset value		Acquisition cost	Book value	Book value
[Domestic]
POSCO	Korea	Steel, rolled products, and plates manufacturing and sales	96,480,625	100.00	~~W~~	33,108,929	29,698,113	29,698,113	29,699,590
POSCO INTERNATIONAL Corporation(*1)	Korea	Trading, power generation and natural resources exploration	124,396,358	70.71		5,394,884	4,268,588	3,740,020	3,081,933
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)(*2)	Korea	Engineering and construction	22,073,568	52.80		3,406,499	1,013,453	1,013,453	1,014,314
POSCO ENERGY CO., LTD.(*1)	Korea	Power generation, fuel cell manufacturing and sales	—	—		—	—	—	658,176
POSCO Venture Capital Co., Ltd.(*3)	Korea	Investment in venture companies	20,736,842	100.00		194,077	115,931	115,931	103,780
POSCO FUTURE M CO.,LTD. (formerly, POSCO CHEMICAL CO., LTD.)(*4)	Korea	Refractory and anode/cathode material manufacturing and sales	46,261,601	59.72		2,428,682	985,000	895,687	895,707
POSCO WIDE Co., Ltd. (formerly, POSCO O&M Co., Ltd.)(*5,6)	Korea	Business facility maintenance	1,914,211	100.00		263,372	308,843	308,843	73,374
POSCO DX(formerly, POSCO ICT)(*7)	Korea	Computer hardware and software distribution	99,403,282	65.38		452,897	70,990	70,990	70,990
Busan E&E Co., Ltd.	Korea	Municipal solid waste fuel and power generation	6,029,660	70.00		55,892	30,148	30,148	30,148
POSOCO-Pilbara LITHIUM SOLUTION Co., Ltd.	Korea	Lithium manufacturing and sales	62,946,316	82.00		339,852	314,940	314,940	314,940
POSCO LITHIUM SOLUTION	Korea	Lithium hydroxide manufacturing and sales	57,510,000	100.00		293,323	287,550	287,550	287,550
QSONE Co.,Ltd.(*8)	Korea	Real estate rental and facility management	400,000	100.00		179,202	238,478	238,478	—
Others (11 companies)(*10,12)						1,009,484	442,847	442,847	455,893

						47,127,093	37,774,881	37,157,000	36,686,395

[Foreign]
PT. KRAKATAU POSCO(*11)	Indonesia	Steel manufacturing and sales	—	—		—	—	—	633,421
POSCO WA PTY LTD	Australia	Iron ore sales and mine development	631,160,435	100.00		598,118	646,574	646,574	646,574
POSCO Maharashtra Steel Private Limited	India	Steel manufacturing and sales	361,789,958	100.00		527,801	722,514	722,514	722,569
POSCO Canada Ltd.	Canada	Coal sales	1,099,885	100.00		918,045	560,879	560,879	560,879
POSCO AUSTRALIA PTY LTD	Australia	Iron ore sales and mine development	761,775	100.00		1,188,769	330,623	330,623	330,623
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.	China	Stainless steel manufacturing and sales	2,285,407,454	58.60		477,664	283,792	283,792	283,845
POSCO-China Holding Corp.	China	Holding company	—	100.00		470,891	593,816	593,816	593,841
POSCO MEXICO S.A. DE C.V.(*11)	Mexico	Plate steel manufacturing and sales	—	—		—	—	—	180,072
POSCO America Corporation	USA	Researching and consulting	437,941	99.45		145,920	192,136	192,136	192,156
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	—	95.65		55,143	144,552	144,552	144,573
POSCO Asia Co., Ltd.	Hong Kong	Activities Auxiliary to financial service	9,360,000	100.00		267,995	117,690	117,690	117,710
POSCO ASSAN TST STEEL INDUSTRY	Turkiye	Steel manufacturing and sales	144,579,160	60.00		14,158	92,779	71,686	71,707
POSCO JAPAN Co., Ltd.	Japan	Steel marketing, demand development, and technology research	90,438	100.00		195,884	68,410	68,410	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	—	70.00		105,367	65,982	65,982	65,982
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	—	90.00		173,283	62,469	62,469	62,494
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	1,390	100.00		27,451	50,297	50,297	50,297
POSCO Argentina S.A.U.(*9)	Argentina	Mineral exploration, manufacturing and sales	14,724,925	100.00		1,116,354	1,150,087	1,150,087	715,414
Others (18 companies)(*11)						1,052,128	314,191	301,014	356,274

						7,334,971	5,396,791	5,362,521	5,796,867

					~~W~~	54,462,064	43,171,672	42,519,521	42,483,262

(*1)	During the year ended December 31, 2023, POSCO INTERNATIONAL Corporation merged with POSCO ENERGY CO., LTD..
(*2)	During the year ended December 31, 2023, POSCO ENGINEERING & CONSTRUCTION CO.,LTD. changed the name to POSCO Eco & Challenge Co., Ltd..

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

(*3)	During the year ended December 31, 2023, the Company additionally acquired 5% of shares of POSCO Venture Capital Co., Ltd. held by Pohang University of Science and Technology for ~~W~~12,174 million.
(*4)	During the year ended December 31, 2023, POSCO CHEMICAL CO., LTD. changed the name to POSCO FUTURE M CO.,LTD..
(*5)	During the year ended December 31, 2023, POSCO O&M Co., Ltd. Changed the name to POSCO WIDE Co., Ltd..
(*6)	During the year ended December 31, 2023, the Company additionally acquired 52.83% of shares of POSCO WIDE Co., Ltd. held by POSCO Eco & Challenge Co., Ltd. for ~~W~~235,495 million.
(*7)	During the year ended December 31, 2023, POSCO ICT changed the name to POSCO DX.
(*8)

During the year ended December 31, 2023, the Company additionally acquired 50% of the shares held by external shareholders of QSONE Co.,Ltd., which was previously classified as an investment in associate, for ~~W~~152,928 million. Meanwhile, ~~W~~85,550 million previously classified as an investment in associate was reclassified as investments in subsidiaries.

(*9)

During the year ended December 31, 2023, the Company acquired ~~W~~434,698 million in additional subsidiary investment shares by participating in POSCO Argentina S.A.U.‘s capital increase to invest in an Argentine brine lithium commercialization plant.

(*10)	During the year ended December 31, 2023, the Company acquired ~~W~~59,052 million in additional subsidiary investment shares by participating in POSCO Silicon Solution Co., Ltd.‘s capital increase.
(*11)

During the year ended December 31, 2023, the Company disposed of all shares of 5 subsidiaries, including PT. KRAKATAU POSCO, PT. POSCO INDONESIA JAKARTA PROCESSING CENTER, and POSCO MEXICO S.A DE C.V., to POSCO, a subsidiary. Meanwhile, the Company recognized ~~W~~338,789 million of gain on disposal from the transaction as dividend income, and ~~W~~7,787 million of loss on disposal were added to the acquisition cost of the POSCO.

(*12)

During the year ended December 31, 2023, the Company disposed all shares of NEH Co.,Ltd. to POSCO INTERNATIONAL Corporation, and disposed all shares of POSCO A&C Co., Ltd to POSCO Eco & Challenge Co., Ltd.. Meanwhile, the Company recognized ~~W~~8,012 million of gain on disposal from the transaction as dividend income, and ~~W~~73 million of loss on disposal were added to the acquisition cost of the POSCO INTERNATIONAL Corporation.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

(c)	Details of associates and carrying amounts as of December 31, 2023 and 2022 are as follows:

(in millions of Won)			2023						2022
	Country	Principal operations	Number of shares	Ownership (%)	Net asset value		Acquisition cost	Book value	Book value
[Domestic]
SNNC	Korea	STS material manufacturing and sales	18,130,000	49.00		224,277	100,631	100,631	100,655
QSONE Co.,Ltd.(*1)	Korea	Real estate rental and facility management	—	—		—	—	—	85,550
Others (6 companies)						56,530	38,963	38,136	37,916

						280,807	139,594	138,767	224,121

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and sales	3,234,698	49.00		247,642	189,197	189,197	189,197
9404-5515 Quebec Inc.(*2)	Canada	Investments in venture companies	138,797,061	12.61		1,430,295	156,194	156,194	156,194
FQM Australia Holdings Pty Ltd(*3)	Australia	Non ferrous metal mining	186,000,030	24.32		(906,124)	109,568	—	109,568
Others (3 companies)						317,653	36,222	36,222	37,133

						1,089,466	491,181	381,613	492,092

					~~W~~	1,370,273	630,775	520,380	716,213

(*1)	During the year ended December 31, 2023, the Company additionally acquired 50% of the shares held by external shareholders and reclassified as investments in subsidiaries.
(*2)

As of December 31, 2023, it was classified as an associate even though the Company’s ownership percentage is less than 20% since the Company has significant influence over the investee when considering the structure of its Board of Directors and others.

(*3)

As of December 31, 2023, the Company performed the impairment test on investment in FQM Australia Holdings Pty Ltd due to evidences of impairment such as continuous operating losses and deteriorating business environments. The recoverable amount of the investment was determined based on its value in use, which is estimated from the present value of estimated future cash flows from the date of the impairment test, discounted at a rate of 8.40%. As a result of the impairment test, the Company recognized ~~W~~109,568 million of impairment loss.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

(d)	Details of joint ventures and carrying amounts as of December 31, 2023 and 2022 are as follows:

(in millions of Won)			2023						2022
	Country	Principal operations	Number of shares	Ownership (%)	Net asset value		Acquisition cost	Book value	Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Natural resources exploration	10,494,377	10.00	~~W~~	7,921,599	1,225,464	1,225,464	1,225,464
CSP—Compania Siderurgica do Pecem(*2)	Brazil	Steel manufacturing and sales	—	—		—	—	—	—
POSCO-NPS Niobium LLC	USA	Foreign investments in mining	325,050,000	50.00		838,180	364,609	364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	2,010,719,185	50.00		198,931	98,962	98,962	98,962
HBIS-POSCO Automotive Steel Co., Ltd	China	Steel manufacturing and sales	—	50.00		428,135	235,207	235,207	235,251
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	China	Steel manufacturing and sales	—	25.00		417,138	63,866	63,866	63,866
PT NICOLE METAL INDUSTRY(*3)	Indonesia	Nickel smelting	76,382,353	49.00		386,840	293,361	293,361	—

					~~W~~	10,190,823	2,281,469	2,281,469	1,988,152

(*1)	As of December 31, 2023 and December 31, 2022, the investments in joint ventures amounting to ~~W~~1,225,464 million were provided as collateral in relation to revolving loan of Roy Hill Holdings Pty Ltd.
(*2)

During the year ended December 31, 2022, the Company decided to dispose of CSP—Compania Siderurgica do Pecem and recognized full impairment loss of ~~W~~175,990 million, which is the difference between carrying amount and recoverable amount. The Company reclassified the investment to assets held for sale. Meanwhile, during the year ended December 31, 2023, the Company disposed of CSP—Compania Siderurgica do Pecem, and recognized ~~W~~998 million of loss on disposal of assets held for sale.

(*3)	During the year ended December 31, 2023, the Company acquired 49% shares of PT NICOLE METAL INDUSTRY, for ~~W~~293,361 million and classified the investments as an investment in joint ventures.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

12. Investment Property, Net

(a)	Investment property as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023					2022
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Book value	Acquisition cost	Accumulated depreciation	Accumulated impairment	Book value
Land	~~W~~	194,910	—	(1,464)	193,446	132,533	—	(1,464)	131,069
Buildings		271,913	(170,684)	—	101,229	239,489	(155,961)	—	83,528
Structures		27,198	(11,973)	—	15,225	15,895	(9,793)	—	6,102

	~~W~~	494,021	(182,657)	(1,464)	309,900	387,917	(165,754)	(1,464)	220,699

The fair value of investment property as of December 31, 2023 is ~~W~~1,656,032 million.

(b)	Changes in the carrying amount of investment property for the years ended December 31, 2023 and 2022 were as follows:

1)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	131,069	54,891	—	7,486	193,446
Buildings		83,528	—	(7,078)	24,779	101,229
Structures		6,102	—	(610)	9,733	15,225

	~~W~~	220,699	54,891	(7,688)	41,998	309,900

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

2)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Depreciation(*1)	Spin-off	Transfer(*2)	Ending
Land	~~W~~	87,568	—	(3,639)	47,140	131,069
Buildings		48,989	(5,823)	(4,990)	45,352	83,528
Structures		7,583	(395)	(4,304)	3,218	6,102

	~~W~~	144,140	(6,218)	(12,933)	95,710	220,699

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

13. Property, Plant and Equipment, Net

(a)	Property, plant and equipment as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023						2022
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Government grants	Book value	Acquisition cost	Accumulated depreciation	Accumulated impairment	Government grants	Book value
Land	~~W~~	51,903	—	(1,706)	—	50,197	51,310	—	—	—	51,310
Buildings		72,409	(34,735)	(7,865)	(270)	29,539	88,845	(41,433)	(7,865)	(270)	39,277
Structures		11,285	(2,938)	(599)	—	7,748	11,459	(4,824)	(599)	—	6,036
Machinery and equipment		38,662	(7,846)	(3,267)	—	27,549	20,024	(6,785)	(2,735)	—	10,504
Vehicles		89	(26)	—	—	63	27	(16)	—	—	11
Furniture and fixtures		25,683	(12,198)	—	—	13,485	24,098	(11,525)	—	—	12,573
Construction-in-progress		82,626	—	(8,420)	(5,000)	69,206	30,296	—	—	(5,001)	25,295

	~~W~~	282,657	(57,743)	(21,857)	(5,270)	197,787	226,059	(64,583)	(11,199)	(5,271)	145,006

(b)	Changes in the carrying amount of property, plant and equipment for the years ended December 31, 2023 and 2022 were as follows:

1)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*2)	Others(*1)	Ending
Land	~~W~~	51,310	8,079	—	—	(1,706)	(7,486)	50,197
Buildings		39,277	12,659	(186)	(1,399)	—	(20,812)	29,539
Structures		6,036	1,107	(700)	(201)	—	1,506	7,748
Machinery and equipment		10,504	18,637	—	(1,061)	(531)	—	27,549
Vehicles		11	62	—	(10)	—	—	63
Furniture and fixtures		12,573	1,303	—	(951)	—	560	13,485
Construction-in-progress		25,295	69,693	—	—	(8,420)	(17,362)	69,206

	~~W~~	145,006	111,540	(886)	(3,622)	(10,657)	(43,594)	197,787

(*1)	Represents assets transferred from construction-in-progress to other property, plant and equipment, assets transferred to investment property, and other expenses.
(*2)

During the year ended December 31, 2023, the Company estimated the recoverable amount based on the net fair value of land adjacent to the magnesium smelting plant located in Gangneung city where operation and development has been discontinued. The Company recognized an impairment loss since recoverable amounts are less than their carrying amounts.

2)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Spin-off	Others(*1)	Ending
Land	~~W~~	1,349,266	—	—	—	(1,250,818)	(47,138)	51,310
Buildings		2,175,291	—	(2,964)	(36,112)	(2,079,343)	(17,595)	39,277
Structures		2,096,662	—	(117)	(31,656)	(2,075,346)	16,493	6,036
Machinery and equipment		12,299,612	2,178	(1,110)	(302,940)	(12,046,595)	59,359	10,504
Vehicles		18,357	622	(17)	(1,548)	(17,410)	7	11
Tools		24,891	102	—	(1,923)	(23,763)	693	—
Furniture and fixtures		88,524	16	(1)	(5,122)	(72,237)	1,393	12,573
Lease assets		448,328	966	—	(7,602)	(440,464)	(1,228)	—
Construction-in-progress		1,271,368	271,769	—	—	(1,403,761)	(114,081)	25,295

	~~W~~	19,772,299	275,653	(4,209)	(386,903)	(19,409,737)	(102,097)	145,006

(*1)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred from investment properties, and others.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

(c)	Information on lease agreements for which the Company is a lessee is as follows:

1)	Right-of-use assets

①	During the year ended December 31, 2023, there are no right-of-use assets listed as property, plant and equipment.

②	Changes in the carrying amount of right-of-use assets presented as property, plant and equipment for year ended December 31, 2022 were as follows:

(in millions of Won)	Beginning		Acquisitions	Depreciation	Spin-off	Others	Ending
Land	~~W~~	8,402	—	(49)	(7,874)	(479)	—
Buildings		67,658	—	(1,207)	(66,451)	—	—
Structures		54,009	—	(869)	(53,140)	—	—
Machinery and equipment		83,290	—	(1,592)	(81,698)	—	—
Vehicles		5,755	—	(83)	(5,672)	—	—
Ships		210,058	—	(2,781)	(207,277)	—	—
Furniture and fixtures		19,156	966	(1,021)	(18,352)	(749)	—

	~~W~~	448,328	966	(7,602)	(440,464)	(1,228)	—

2)	Amount recognized in profit or loss

The amounts recognized in profit or loss related to leases for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Interest on lease liabilities	~~W~~	—	1,969
Expenses relating to short-term leases		4,739	836
Expenses relating to leases of low-value assets		3,354	2,502

	~~W~~	8,093	5,307

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

14. Intangible Assets, Net

(a)	Intangible assets as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023				2022
	Acquisition cost		Accumulated amortization	Book value	Acquisition cost	Accumulated amortization	Book value
Intellectual property rights	~~W~~	1,927	(1,351)	576	1,705	(1,201)	504
Membership		11,618	—	11,618	11,618	—	11,618
Development expense		7,498	(4,593)	2,905	5,232	(3,832)	1,400
Construction-in-progress		3,565	—	3,565	1,476	—	1,476
Other intangible assets		927	(250)	677	923	(19)	904

	~~W~~	25,535	(6,194)	19,341	20,954	(5,052)	15,902

(b)	Changes in the carrying amount of intangible assets for the years ended December 31, 2023 and 2022 were as follows:

1)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Amortization	Others(*2)	Ending
Intellectual property rights	~~W~~	504	—	(151)	223	576
Membership(*1)		11,618	—	—	—	11,618
Development expense		1,400	—	(865)	2,370	2,905
Construction-in-progress		1,476	4,740	—	(2,651)	3,565
Other intangible assets		904	4	(231)	—	677

	~~W~~	15,902	4,744	(1,247)	(58)	19,341

(*1)	Economic useful life of membership is indefinite.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred to other expenses.

2)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment	Spin-off	Others(*2)	Ending
Intellectual property rights	~~W~~	22,846	—	(525)	(1,262)	—	(24,180)	3,625	504
Membership(*1)		84,758	—	—	—	828	(73,968)	—	11,618
Development expense		176,812	—	—	(12,892)	—	(164,135)	1,615	1,400
Port facilities usage rights		212,808	—	—	(2,476)	—	(210,332)	—	—
Construction-in-progress		32,392	9,835	—	—	—	(33,497)	(7,254)	1,476
Other intangible assets		21,794	726	—	(550)	—	(21,288)	222	904

	~~W~~	551,410	10,561	(525)	(17,180)	828	(527,400)	(1,792)	15,902

(*1)	Economic useful life of membership is indefinite.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

15. Other Assets

Other current assets and other long-term assets as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Current
Advance payments	~~W~~	208	5,165
Prepaid expenses		865	6

	~~W~~	1,073	5,171

Non-current
Long-term advance payments	~~W~~	1,843	—
Long-term prepaid expenses		21	—
Others		8	8

	~~W~~	1,872	8

16. Borrowings

(a)	Borrowings as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Short-term borrowings
Exchangeable bonds(*1)	~~W~~	1,756,691	—
Long-term borrowings
Long-term borrowings	~~W~~	1,316	1,293
Exchangeable bonds		—	1,358,294

	~~W~~	1,316	1,359,587

(*1)	As of December 31, 2023, exchangeable bonds were reclassified as current liabilities because the bondholders’ put option for redemption is exercisable within 12 months.

(b) Current portion of debentures as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	2023		2022
Exchangeable bonds(*1)	Foreign currency exchangeable bonds	2021.09.01.	2026.09.01.	—	~~W~~	1,756,691	—

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

(c)	Long-term borrowings and others excluding current portion, as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	2023		2022
Foreign borrowings	KOREA ENERGY AGENCY	2011.12.27.	2026.12.26.	3 year Government bond	~~W~~	1,316	1,293
Exchangeable bonds(*1)	Foreign currency exchangeable bonds	2021.09.01.	2026.09.01.	—		—	1,358,294

					~~W~~	1,316	1,359,587

(*1) The issuance conditions of the exchangeable bonds issued by the Company are as follows :

Foreign currency exchangeable bonds
Type of bond	Exchangeable bonds
Aggregate principal amount	EUR 1,065,900,000
Interest rate	- Coupon rate : -
- Yield to maturity : (0.78%)
Maturity date	September 1, 2026
Redemption	- Redemption at maturity : Outstanding bond principal, which is not repaid early or which call option is not excercised on, is repaid at maturity as a lump sum
- Prepayment : The issuer has call option and the bondholders have put option
Exchange rate	100%
Exchange price
(Won/share)	449,066(*)
Underlying shares	Registered common shares(treasury shares)
Exchange period	From October 12, 2021 to August 22, 2026
Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.
Put option by bondholders	- 3 years(September 1, 2024) from the closing date
- In the event of a change of control of the Company
- Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)
Call option by the issuer	- Share price(based on closing price) is higher than 130% of exchange price for more than
20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024)
from the closing day to 30 business days before the maturity of bonds
- When the outstanding balance of outstanding bonds is less than 10% of the total issuance
(Clean-Up Call)
- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc

(*)	The exchange price has changed due to cash dividends during the year ended December 31, 2023.

The Company has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

17. Other Payables

Other payables as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Current
Accounts payable	~~W~~	25,971	23,033
Accrued expenses		10,681	12,304
Dividend payable		3,087	3,079
Withholdings		—	26,181

	~~W~~39,739		64,597

Non-current
Long-term withholdings		29,962	—
Less: Present value discount		(3,158)	—

	~~W~~	26,804	—

18. Other Financial Liabilities

Other financial liabilities as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Current
Financial guarantee liabilities	~~W~~	1,571	5,815
Non-current
Financial guarantee liabilities		6,968	3,668

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

19. Provisions

(a)	Provisions as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023			2022
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1)	~~W~~	6,055	—	5,667	—
Provision for restoration(*2)		8,928	2,634	4,997	10,868
Others(*3)		—	—	34,724	—

	~~W~~	14,983	2,634	45,388	10,868

(*1)	Represents the provision for bonuses limited to 100% of annual salaries for executives.
(*2)

Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province, the Company recognized present values of estimated costs for recovery as provisions for restoration as of December 31, 2023. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied discount rates of 3.77% to assess present value of these costs.

(*3)

During the year ended December 31, 2022, the Company decided to dispose of CSP – Compania Siderurgica do Pecem, an investment in joint venture and recognized the expected repayment of borrowings to be borne by disposal as a provision. Meanwhile, the disposal of CSP – Compania Siderurgica do Pecem has been completed during the year ended December 31, 2023, resulting in a final payment of ~~W~~26,566 million. The Company recognized ~~W~~8,158 million, which is the difference between the final payment and previously recognized provision, as a reversal of other provisions.

(b)	Changes in provisions for the years ended December 31, 2023 and 2022 were as follows:

1)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Ending
Provision for bonus payments	~~W~~	5,667	10,154	—	(9,766)	6,055
Provision for restoration		15,865	853	—	(5,156)	11,562
Others		34,724	—	(8,158)	(26,566)	—

	~~W~~	56,256	11,007	(8,158)	(41,488)	17,617

2)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Spin-off	Ending
Provision for bonus payments	~~W~~	46,520	24,770	(579)	(33,431)	(31,613)	5,667
Provision for restoration		12,503	16,054	(489)	(3,359)	(8,844)	15,865
Provision for legal contingencies and claims		—	417	—	—	(417)	—
Emission liabilities		34,059	1,510	—	—	(35,569)	—
Provision for product warranties		28,082	2,980	—	—	(31,062)	—
Others		—	39,600	(4,876)	—	—	34,724

	~~W~~	121,164	85,331	(5,944)	(36,790)	(107,505)	56,256

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

20. Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	116	6,176

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Present value of funded obligations	~~W~~	44,276	27,503
Fair value of plan assets		(39,993)	(23,742)

Net defined benefit liabilities	~~W~~	4,283	3,761

2)	Changes in present value of defined benefit obligations for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Defined benefit obligation at the beginning of period	~~W~~	27,503	1,330,938
Current service costs		7,941	23,366
Interest costs		798	5,882
Remeasurement :		163	104,564
- Loss (gain) from change in financial assumptions		1,808	(40,010)
- Loss (gain) from change in demographic assumptions		220	(10)
- Loss from change in others		(1,865)	144,584
Amount transferred from associate		14,045	730
Benefits paid		(6,174)	(59,335)
Spin-off		—	(1,378,642)

Defined benefit obligation at the end of period	~~W~~	44,276	27,503

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

3)	Changes in the fair value of plan assets for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Fair value of plan assets at the beginning of period	~~W~~	23,742	1,543,469
Interest on plan assets		1,171	7,166
Remeasurement of plan assets		32	(3,100)
Contributions to plan assets		2,000	2,000
Amount transferred from associate		14,045	3,515
Benefits paid		(997)	(52,346)
Spin-off		—	(1,476,962)

Fair value of plan assets at the end of period	~~W~~	39,993	23,742

The Company expects to make an estimated contribution of ~~W~~3,944 million to the defined benefit plan assets in 2023.

4)	The fair value of plan assets as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Debt instruments	~~W~~	107	102
Deposits		39,879	23,635
Others		7	5

	~~W~~	39,993	23,742

5)	The amounts recognized in the statements of comprehensive income for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Current service costs	~~W~~	7,941	23,366
Net interest costs(*1)		(373)	(1,284)

	~~W~~	7,568	22,082

(*1)	The actual return on plan assets amounted to ~~W~~1,249 million and ~~W~~4,066 million for the years ended December 31, 2023 and 2022, respectively.

The above expenses by function were as follows:

(in millions of Won)	2023		2022
Cost of sales	~~W~~	—	12,174
Selling and administrative expenses		7,568	9,904
Others		—	4

	~~W~~	7,568	22,082

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

6)	Remeasurements of defined benefit plans, net of tax recognized in other comprehensive income (loss) for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Beginning	~~W~~	(358,212)	(282,940)
Remeasurements of defined benefit plans		(131)	(104,880)
Tax effects		33	29,608

Ending	~~W~~	(358,310)	(358,212)

7)	The principal actuarial assumptions as of December 31, 2023 and 2022 are as follows:

	2023	2022
Discount rate	4.42%	5.32%
Expected future increases in salaries(*1)	3.90%	3.90%

(*1)	The expected future increases in salaries are based on the average salary increase rate for the past five years.

All assumptions are reviewed at the end of the reporting period. Additionally, the total estimated defined benefit obligation includes actuarial assumptions associated with the long-term characteristics of the defined benefit plan.

8)

Reasonably possible changes at the reporting date to one of the relevant actuarial assumption, holding the other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

(in millions of Won)	1% Increase			1% Decrease
	Amount		Percentage (%)	Amount	Percentage (%)
Discount rate	~~W~~	(1,994)	(4.5)	2,231	5.0
Expected future increases in salaries		2,207	5.0	(2,010)	(4.5)

9)	As of December 31, 2023 the maturity of the expected benefit payments are as follows:

(in millions of Won)	Within 1 year		1 year - 5 years	5 years - 10 years	10 years - 20 years	After 20 years	Total
Benefits to be paid	~~W~~	2,828	22,515	14,106	15,248	1,431	56,128

The maturity analysis of the defined benefit obligation was nominal amounts of defined benefit obligations using expected remaining period of service of employees.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

21. Other Liabilities

Other liabilities as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Current
Advances received	~~W~~	5	379
Withholdings		3,938	1,028
Unearned revenue		2,743	1,786

	~~W~~	6,686	3,193

Non-current
Unearned revenue	~~W~~	3,158	—

22. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of December 31, 2023 and 2022 are as follows:

①	December 31, 2023

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Short term financial instruments	~~W~~	2,190,743	—	2,190,743	—	2,190,743
Other securities		204,320	—	—	204,320	204,320
Fair value through other comprehensive income
Equity securities		926,752	884,408	—	42,344	926,752
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		376,914	—	—	—	—
Trade accounts and notes receivable		100,323	—	—	—	—
Other receivables		64,393	—	—	—	—
Deposit instruments		1,750,002	—	—	—	—

	~~W~~	5,613,447	884,408	2,190,743	246,664	3,321,815

Financial liabilities
Fair value through profit or loss
Borrowings	~~W~~	1,756,691	1,756,691	—	—	1,756,691
Financial liabilities measured at amortized cost(*1)
Borrowings		1,316	—	1,316	—	1,316
Financial guarantee liabilities		8,539	—	—	—	—
Others		62,252	—	—	—	—

	~~W~~	1,828,798	1,756,691	1,316	—	1,758,007

(*1)	Fair value of financial assets and liabilities measured at amortized cost approximates their carrying amounts.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

②	December 31, 2022

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Short term financial instruments	~~W~~	2,515,375	—	2,515,375	—	2,515,375
Other securities		176,588	—	—	176,588	176,588
Other receivables		2,000	—	—	2,000	2,000
Fair value through other comprehensive income
Equity securities		885,942	864,523	—	21,419	885,942
Financial assets measured at amortized cost(*1)
Cash and cash Equivalents		1,415,201	—	—	—	—
Trade accounts and notes receivable		30,049	—	—	—	—
Other receivables		243,273	—	—	—	—

	~~W~~	5,268,428	864,523	2,515,375	200,007	3,579,905

Financial liabilities
Fair value through profit or loss
Borriwings	~~W~~	1,358,294	1,358,294	—	—	1,358,294
Financial liabilities measured at amortized cost(*1)
Borrowings		1,293	—	1,293	—	1,293
Financial guarantee liabilities		9,483	—	—	—	—
Others		63,245	—	—	—	—

	~~W~~	1,432,315	1,358,294	1,293	—	1,359,587

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.

2)	Financial assets and financial liabilities classified as fair value hierarchy Level 2

Fair values of financial instruments are calculated based on the valuation model such as discounted cash flow method and the inputs of the financial instrument valuation model include interest rate and others.

3)	Financial assets and financial liabilities classified as fair value hierarchy Level 3

①	Value measurement method and significant but not observable inputs for the financial assets classified as fair value hierarchy Level 3 as of December 31, 2023 are as follows:

(in millions of Won)	Fair value		Valuation technique	Inputs	Range of inputs	Effect on fair value assessment with unobservable input
Financial assets at fair value	~~W~~	206,302	Asset value approach	—	—	—
		40,362	Discounted cash flow method	Growth rate	0%	Fair value increases when growth rate increases
				Discount rate	12.80%	Fair value decreases when discount rate increases

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

②	Sensitivity analysis of financial assets classified as Level 3 of fair value hierarchy

If other inputs remain constant as of December 31, 2023 and one of the significant but not observable input is changed, the effect on fair value measurement is as follows:

(in millions of Won)	Input variable	Favorable changes		Unfavorable changes
Financial assets at fair value	Fluctuation 0.5% of growth rate	~~W~~	480	(444)
	Fluctuation 0.5% of discount rate		879	(812)

③	Changes in fair value of financial assets classified as Level 3 for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Beginning	~~W~~	200,007	163,385
Acquisition		26,282	104,197
Gain or loss on valuation of financial assets		6,674	45,156
Other comprehensive income		20,925	98,156
Disposal and others		(7,224)	(210,887)

Ending	~~W~~	246,664	200,007

4)	Financial liabilities were recognized in connection with financial guarantee contracts as of December 31, 2023. The details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
Subsidiaries
POSCO Asia Co., Ltd.	Credit Agricole	USD	50,000,000	64,470	—	—
	ING	USD	55,000,000	70,917	—	—
	Mizuho	USD	50,000,000	64,470	—	—
	Shinhan	USD	50,000,000	64,470	—	—
POSCO Argentina S.A.U.	BNP	USD	20,000,000	25,788	15,532,675	20,028
	CITI	USD	97,975,000	126,329	76,090,702	98,111
	Credit Agricole	USD	97,975,000	126,329	76,090,702	98,111
	HSBC	USD	97,975,000	126,329	76,090,702	98,111
	JPM	USD	97,975,000	126,329	76,090,702	98,111
Associates
Nickel Mining Company SAS	SMBC	EUR	46,000,000	65,623	46,000,000	65,623

		USD	616,900,000	795,431	319,895,483	412,472
		EUR	46,000,000	65,623	46,000,000	65,623

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

5)	Finance income and costs by category of financial instrument for the years ended December 31, 2023 and 2022 were as follows:

①	For the year ended December 31, 2023

(in millions of Won)	Finance income and costs
	Interest income		Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	~~W~~	—	1,105	46,857	173,589	—	221,551	—
Financial assets at fair value through other comprehensive income		—	—	(549)	—	—	(549)	236,979
Financial assets measured at amortized cost		72,376	9,474	—	—	—	81,850	—
Financial liabilities at fair value through profit or loss		—	(92,835)	—	(305,562)	—	(398,397)	—
Financial liabilities measured at amortized cost		—	180	—	—	5,312	5,492	—

	~~W~~	72,376	(82,076)	46,308	(131,973)	5,312	(90,053)	236,979

②	For the year ended December 31, 2022

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	20	45	94,331	(183,242)	—	(88,846)	—
Financial assets at fair value through other comprehensive income		—	—	—	—	—	—	(37,054)
Financial assets measured at amortized cost		22,534	59,373	—	—	—	81,907	—
Financial liabilities at fair value through profit or loss		—	(9,707)	(4,178)	80,914	—	67,029	—
Financial liabilities measured at amortized cost		(24,469)	(84,675)	—	—	7,075	(102,069)	—

	~~W~~	(1,915)	(34,964)	90,153	(102,328)	7,075	(41,979)	(37,054)

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

(b)	Credit risk

1)	Credit risk exposure

The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Cash and cash equivalents	~~W~~	376,914	1,415,201
Short-term financial instrument		2,190,743	2,515,375
Other securities		204,320	176,588
Other receivables		64,393	245,273
Trade accounts and notes receivable		238,332	128,991
Deposit instruments		1,750,002	—

	~~W~~	4,824,704	4,481,428

The Company provided financial guarantee for the repayment of loans of subsidiaries, associates, and joint ventures. As of December 31, 2023 and 2022, the maximum exposure to credit risk caused by financial guarantee amounted to ~~W~~478,095 million and ~~W~~2,518,119 million, respectively.

2)	Impairment losses on financial assets

The Company assesses the expected credit loss on trade accounts and notes receivable, and other receivables by estimating the default rates based on the following three years of credit loss experience and overdue conditions. The Company assesses the credit loss individually for credit-impaired assets and some other receivables.

①	Allowance for doubtful accounts as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Accrued income		(3,902)	—
Loans		(217,349)	—

	~~W~~	(221,251)	—

②	Impairment losses on financial assets for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Bad debt expenses	~~W~~	221,251	128

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

③	The aging and allowance for doubtful accounts of trade accounts and notes receivable as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023			2022
	Trade accounts and notes receivable		Allowance for doubtful accounts	Trade accounts and notes receivable	Allowance for doubtful accounts
Not due	~~W~~	234,731	—	128,991	—
Over due less than 1 month		3,601	—	—	—

	~~W~~	238,332	—	128,991	—

④	The aging and allowance for doubtful accounts of loans and accrued income included in other account receivable as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023			2022
	Loans and other account receivable		Allowance for doubtful accounts	Loans and other account receivable	Allowance for doubtful accounts
Not due	~~W~~	237,698	221,251	243,434	—
Over due less than 1 month		153	—	218	—

	~~W~~	237,851	221,251	243,652	—

⑤	Changes in the allowance for doubtful accounts for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Beginning	~~W~~	—	26,188
Bad debt expenses		221,251	128
Spin-off		—	(26,316)

Ending	~~W~~	221,251	—

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

(c)	Liquidity risk

Contractual maturities for non-derivative financial liabilities, including estimated interest, are as follows:

(in millions of Won)	Book value		Contractual cash flow	Within 3 months	3 months - 6 months	6 months - 1 year	1 year - 5 years
Accounts payable	~~W~~	21,679	21,679	21,679	—	—	—
Borrowings(*1)		1,758,007	1,521,918	—	—	1,520,602	1,316
Financial guarantee liabilities(*2)		8,538	478,096	478,096	—	—	—
Others		40,572	43,731	13,769	—	—	29,962

	~~W~~	1,828,796	2,065,424	513,544	—	1,520,602	31,278

(*1)	In the case of exchangeable bonds, cash flow was allocated to the period in which the investor’s right to claim early redemption could be exercised.
(*2)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

(d)	Currency risk

1)

The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of the changes in foreign exchange rates. The exposure to currency risk as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023			2022
	Assets		Liabilities	Assets	Liabilities
USD	~~W~~	87,952	9,728	270,586	10,297
CNY		10,850	—	2	—
EUR		574	1,757,008	556	1,358,773
AUD		88,231	—	23,607	—
Others		1,831	—	332	—

	~~W~~189,438		1,766,736	295,083	1,369,070

2)

As of December 31, 2023 and 2022, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023			2022
	10% increase		10% decrease	10% increase	10% decrease
USD	~~W~~	7,822	(7,822)	26,029	(26,029)
CNY		1,085	(1,085)	—	—
EUR		(175,643)	175,643	(135,822)	135,822
AUD		8,823	(8,823)	2,361	(2,361)

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

(e)	Interest rate risk

1)	The carrying amount of interest-bearing financial instruments as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Fixed rate
Financial assets	~~W~~	4,317,657	4,135,956
Variable rate
Financial liabilities		(1,316)	(1,293)

2)	Sensitivity analysis on the cash flows of financial instruments with variable interest rate

The Company’s interest rate risk mainly arises from borrowings with variable interest rate. As of December 31, 2023 and 2022, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023			2022
	1% increase		1% decrease	1% increase	1% decrease
Variable rate financial instruments	~~W~~	(13)	13	(13)	13

23. Share Capital and Capital Surplus

(a)	Share capital as of December 31, 2023 and 2022 are as follows:

(in Won, except share information)	2023		2022
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		84,571,230	84,571,230
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of December 31, 2023, total number of ADRs of 20,430,296 are equivalent to 5,107,574 shares of common stock.
(*2)	As of December 31, 2023, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~59,547 million due to retirement of 11,909,395 treasury stocks.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

(b)	The changes in issued common stock for the years ended December 31, 2023 and 2022 were as follows:

(Share)	2023			2022
	Issued shares	Treasury shares	Number of outstanding shares	Issued shares	Treasury shares	Number of outstanding shares
Beginning	84,571,230	(8,722,053)	75,849,177	87,186,835	(11,561,263)	75,625,572
Disposal of treasury shares	—	27,030	27,030	—	223,605	223,605
Retirement of treasury shares	—	—	—	(2,615,605)	2,615,605	—

Ending	84,571,230	(8,695,023)	75,876,207	84,571,230	(8,722,053)	75,849,177

(c)	Capital surplus as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		808,994	806,114
Gain from merger		80,627	80,627
Loss on disposal of hybrid bonds		(1,787)	(1,787)
Share-based payment		18,898	12,115

	~~W~~	1,370,557	1,360,894

24. Reserves

(a)	Reserves as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Changes in fair value of equity investments at fair value through other comprehensive income	~~W~~	30,678	(188,801)

(b)

Changes in fair value of equity investments at fair value through other comprehensive income and changes in unrealized fair value of available-for-sale investments for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Beginning balance	~~W~~	(188,801)	(211,849)
Changes in fair value of equity investments		302,422	(35,595)
Reclassification to profit or loss upon disposal		(17,165)	82,436
Tax effects		(65,778)	(23,793)

Ending balance	~~W~~	30,678	(188,801)

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

25. Treasury Shares

Based on the Board of Director’s resolution, the Company holds treasury shares for the business purposes including price stabilization. The changes in treasury shares for the years ended December 31, 2023 and 2022 were as follows:

(shares, in millions of Won)	2023			2022
	Number of shares	Amount		Number of shares	Amount
Beginning	8,722,053	~~W~~	1,892,308	11,561,263	~~W~~	2,508,294
Disposal of treasury shares	(27,030)		(2,650)	(223,605)		(48,512)
Retirement of teasury shares	—		—	(2,615,605)		(567,474)

Ending	8,695,023	~~W~~	1,889,658	8,722,053	~~W~~	1,892,308

26. Share-Based Payments

The Company is operating a Share-Based Payment program, under which the Company will pay treasury shares to executives based on performance evaluation. Total quantity of treasury shares to be paid in 2024, based on performance evaluation of 2023, is 19,288 shares for executives of POSCO HOLDINGS INC., and 41,378 shares for executives of subsidiaries including POSCO. As of December 31, 2023, the Company recognized ~~W~~18,898 million as other capital surplus.

The fair value of the treasury shares expected to be paid to the Company’s executives as of the date of pay is accounted for as other administrative expenses and other receivables for executives of subsidiaries, and the counter account is accounted for as other capital surplus. Meanwhile, among the shares scheduled to be paid to executives of subsidiaries, the changes in the fair value of the Company’s common share after the date of pay are adjusted in the carrying amount of the investments in subsidiaries which the executives are affiliated to.

The actual quantity of treasury shares to be paid will be determined after the board of director’s resolution.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

27. Retained Earnings

(a)	Retained earnings as of December 31, 2023 and 2022 are summarized as follows:

(in millions of Won)	2023		2022
Legal reserve	~~W~~	241,202	241,202
Reserve for business rationalization		918,300	918,300
Appropriated retained earnings for business expansion		45,080,500	47,580,500
Unappropriated retained earnings		1,265,883	(1,330,327)

	~~W~~	47,505,885	47,409,675

(b)	Statements of appropriation of retained earnings as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Retained earnings(loss) before appropriation
Unappropriated retained earnings carried over from prior year	~~W~~	1,017,975	616,362
Remeasurements of defined benefit plans		(97)	(75,271)
Loss on disposal of equity securities		17,500	(60,102)
Interests of hybrid bonds		—	(1,486)
Retirement of treasury stocks		—	(583,486)
Interim dividends		(569,072)	(758,492)
(Dividends (ratio) per share
~~W~~7,500 (150%) in 2023
~~W~~10,000 (200%) in 2022)
Profit(loss) for the period		799,577	(467,852)

		1,265,883	(1,330,327)
Transfer from discretionary reserve
Appropriated retained earnings for business expansion		—	2,500,000

		—	2,500,000
Appropriation of retained earnings
Dividends		189,691	151,698
(Dividends (ratio) per share
~~W~~2,500 (50%) in 2023
~~W~~2,000 (40%) in 2022)

		189,691	151,698

Unappropriated retained earnings carried forward to subsequent year	~~W~~	1,076,192	1,017,975

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

28. Revenue

(a)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the years ended December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Types of revenue
Sales of steel product	~~W~~	—	7,262,347
Transportation services		—	241,733
Dividend income		1,254,239	909,846
Others		199,840	175,893

	~~W~~	1,454,079	8,589,819

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	1,254,251	8,197,502
Revenue recognized over time		199,828	392,317

	~~W~~	1,454,079	8,589,819

(b)	Details of contract assets and liabilities from contracts with customers as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Receivables
Account receivables	~~W~~	100,323	30,049
Contract assets
Account receivables		138,009	98,942
Contract liabilities
Advance received		5	379
Unearned income		5,901	1,786

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

29. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Wages and salaries	~~W~~	74,068	107,763
Expenses related to post-employment benefits		8,140	11,925
Other employee benefits		15,320	23,047
Travel		6,098	5,005
Depreciation		10,279	15,039
Amortization		1,247	5,688
Rental		3,418	14,043
Repairs		454	1,394
Advertising		24,929	33,609
Research & development		103,170	80,936
Service fees		75,981	75,908
Supplies		653	260
Vehicles maintenance		2,643	2,031
Industry association fee		2,411	2,453
Training		1,240	1,780
Taxes and public dues		12,927	23,590
Conference		2,165	2,559
Others		2,307	7,056

	~~W~~	347,450	414,086

(b)	Selling expenses

Selling expenses for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Freight and custody	~~W~~	—	20,724
Operating expenses for distribution center		—	935
Sales commissions		—	14,486
Sales advertising		—	29
Sales promotion		—	201
Sample		—	133
Sales insurance premium		—	1,086

	~~W~~—		37,594

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

30. Research and Development Expenditures Recognized as Expenses

Research and development expenditures recognized as expenses for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Administrative Expenses	~~W~~	103,170	78,011
Cost of sales		—	60,277

	~~W~~	103,170	138,288

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

31. Finance Income and Costs

Details of finance income and costs for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Finance income
Interest income(*1)	~~W~~	72,376	22,554
Gain on foreign currency transactions		7,001	63,704
Gain on foreign currency translations		8,971	41,567
Gain on valuation of derivatives		—	21,631
Gain on transactions of derivatives		—	194
Gain on disposal of financial assets at fair value through profit or loss		47,031	102,920
Gain on valuation of financial assets at fair value through profit or loss		174,867	—
Gain on valuation of financial liabilities at fair value through profit or loss		—	85,790
Others		5,582	54,624

	~~W~~	315,828	392,984

Finance costs
Interest expenses	~~W~~	—	24,469
Loss on foreign currency transactions		3,895	63,991
Loss on foreign currency translations		94,153	76,244
Loss on valuation of derivatives		—	4,877
Loss on transactions of derivatives		—	4,178
Loss on disposals of financial assets at fair value through profit or loss		174	—
Loss on valuations of financial assets at fair value through profit or loss		1,278	250,477
Loss on valuation of financial liabilities at fair value through profit or loss		305,562	—
Others		819	10,727

	~~W~~	405,881	434,963

(*1)	Interest income calculated using the effective interest method for the years ended December 31, 2023 and 2022 were ~~W~~72,376 million and ~~W~~22,534 million, respectively.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

32. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Other non-operating income
Gain on disposals of property, plant and equipment	~~W~~	—	5,464
Gain on disposals of investment in subsidiaries, associates and joint ventures		230	13,933
Gain on disposals of assets held for sale		—	2,706
Premium income		—	8
Reversal of other provisions		8,158	489
Others		15,081	11,099

	~~W~~23,469		33,699

Other non-operating expenses
Loss on disposals of property, plant and equipment	~~W~~	2,360	20,211
Impairment loss on property, plant and equipment		10,657	3
Impairment loss on investment in subsidiaries, associates and joint ventures		109,568	263,263
Donations		350	290
Loss on disposals of assets held for sale		998	—
Increase of other provisions		855	50,117
Others		10,283	13,118

	~~W~~135,071		347,002

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

33. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the statements of comprehensive income for the years ended December 31, 2023 and 2022 were as follows (excluding finance costs and income tax expenses):

(in millions of Won)	2023		2022
Changes in inventories(*1)	~~W~~	—	(3,222)
Raw materials and consumables used		—	4,881,888
Employee benefits expenses(*3)		100,774	398,784
Outsourced processing cost		—	429,841
Depreciation(*2)		11,309	393,121
Amortization		1,269	17,180
Electricity and water expenses		82	80,912
Service fees		77,360	84,462
Rental		8,801	20,931
Advertising		25,103	33,609
Freight and custody expenses		—	207,320
Sales commissions		—	14,486
Impairment loss on investment in subsidiaries, associates and joint ventures		109,568	263,263
Loss on disposals of property, plant and equipment		2,360	20,211
Research & development		77,643	97,735
Impairment loss on other accounts receivables		221,251	128
Other expenses		68,672	321,407

	~~W~~	704,192	7,262,056

(*1)	Changes in inventories are the changes in products, semi-finished products and by-products.
(*2)	Includes depreciation of investment property.
(*3)	The details of employee benefits expenses for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Wages and salaries	~~W~~	91,485	366,396
Expenses related to post-employment benefits		9,289	32,388

	~~W~~100,774		398,784

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

34. Income Taxes

(a)	Income tax expense for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Current income taxes(*1)	~~W~~	148,835	46,074
Deferred income taxes		(198,878)	1,732,726
Items credited directly to equity		(65,811)	8,536

Income tax expense (revenue)	~~W~~	(115,854)	1,787,336

(*1)	Refund (additional payment) of income taxes as a result of a final corporation tax return, tax audits and others credited (charged) directly to current income taxes.

(b)	The income taxes credited (charged) directly to equity for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Changes in fair value of equity investments at fair value through other comprehensive income(*1)	~~W~~	(65,778)	(1,460)
Remeasurements of defined benefit plans(*1)		(33)	29,608
Gain on disposal of treasury shares		—	(3,600)
Unappropriated retained earnings		—	(16,012)

	~~W~~	(65,811)	8,536

(*1)	Those amounts were recognized in other comprehensive income.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

(c)	The calculated income tax expense based on statutory rate to the actual amount of taxes recorded by the Company for the years ended December 31, 2023, and 2022 were as follows:

(in millions of Won)	2023		2022
Profit before income tax expense	~~W~~	683,723	1,319,483
Income tax expense computed at statutory rate		170,141	352,496
Adjustments:
Tax credit		7,144	(83,711)
Additional Income tax expense for prior years		97,044	121
Investment in subsidiaries, associates and joint ventures(*1)		(48,217)	(446,148)
Effect of spin-off		—	2,276,594
Tax effect due to permanent differences		(208,860)	(10,294)
Effect of tax rate change		(10,494)	(297,602)
Carryforward of unused tax losses		(122,830)	—
Others		218	(4,120)

		(285,995)	1,434,840

Income tax expense (revenue)	~~W~~	(115,854)	1,787,336

Effective tax rate (%)		0.0%	135.5%

(*1)

During the year ended December 31, 2022, the Company sold certain of its subsidiaries and associates to POSCO, a subsidiary of POSCO Holdings, and classified CSP-Compania Siderurgica do Pecem, an investment in joint venture as assets held for sale. This amount includes ~~W~~402,334 million related to recognition of deferred tax assets which were previously not recognized.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

(d)	The movements in deferred tax assets (liabilities) for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023				2022
	December 31, 2022		Increase (decrease)	December 31, 2023	December 31, 2021	Increase (decrease)	December 31, 2022
Deferred income tax due to temporary differences
Reserve for special repairs	~~W~~	—	—	—	(36)	36	—
PPE—Depreciation		88	(63)	25	10,639	(10,551)	88
Impairment loss on investments		73,031	94,437	167,468	90,149	(17,118)	73,031
Allowance for doubtful accounts		—	49,944	49,944	—	—	—
Prepaid expenses		5,918	(2,419)	3,499	19,603	(13,685)	5,918
PPE—Revaluation		2,533	(2,726)	(193)	(1,630,460)	1,632,993	2,533
Gain or loss on foreign currency translation		(39,318)	90,854	51,536	1,066	(40,384)	(39,318)
Defined benefit liabilities		103	1,224	1,327	(116,060)	116,163	103
Accrued revenue		(916)	(3,820)	(4,736)	(6,819)	5,903	(916)
PPE—Impairment loss		2,650	2,469	5,119	445,330	(442,680)	2,650
Provision for accelerated depreciation		(2,728,370)	75,944	(2,652,426)	—	(2,728,370)	(2,728,370)
Others		146,519	(165,363)	(18,844)	251,257	(104,738)	146,519

		(2,537,762)	140,481	(2,397,281)	(935,331)	(1,602,431)	(2,537,762)

Deferred tax from deficit and tax credit
Carryforward of unused tax losses		—	122,830	122,830	—	—	—
Tax credit carried over, etc		—	1,378	1,378	—	—	—

		—	124,208	124,208	—	—	—

Deferred income taxes recognized directly to equity
Net changes in fair value of equity investments at fair value through other comprehensive income		56,563	(65,778)	(9,215)	80,356	(23,793)	56,563
Remeasurements of defined benefit plans		820	(33)	787	107,322	(106,502)	820

		57,383	(65,811)	(8,428)	187,678	(130,295)	57,383

	~~W~~	(2,480,379)	198,878	(2,281,501)	(747,653)	(1,732,726)	(2,480,379)

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

(e)	Deferred tax assets (liabilities) as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023				2022
	Assets		Liabilities	Net	Assets	Liabilities	Net
Deferred income tax due to temporary differences
PPE—Depreciation		25	—	25	88	—	88
Impairment loss on investments		167,468	—	167,468	73,031	—	73,031
Allowance for doubtful accounts	~~W~~	49,444	—	49,444	—	—	—
Prepaid expenses		3,499	—	3,499	5,918	—	5,918
PPE—Revaluation		—	(193)	(193)	2,533	—	2,533
Gain or loss on foreign currency translation		95,265	(43,729)	51,536	2,742	(42,060)	(39,318)
Defined benefit liabilities		7,223	(5,896)	1,327	5,611	(5,508)	103
Accrued revenue		—	(4,736)	(4,736)	—	(916)	(916)
PPE—Impairment loss		5,119	—	5,119	2,650	—	2,650
Provision for accelerated depreciation		—	(2,652,426)	(2,652,426)	—	(2,728,370)	(2,728,370)
Others		161,220	(180,064)	(18,844)	182,803	(36,284)	146,519

		489,763	(2,887,044)	(2,397,281)	275,376	(2,813,138)	(2,537,762)

Deferred tax from deficit and tax credit
Carryforward of unused tax losses		122,830	—	122,830	—	—	—
Tax credit carried over, etc		1,378	—	1,378	—	—	—

		124,208	—	124,208	—	—	—

Deferred income taxes recognized directly to equity
Net changes in fair value of equity investments at fair value through other comprehensive income		4,057	(13,272)	(9,215)	58,545	(1,982)	56,563
Remeasurements of defined benefit plans		787	—	787	820	—	820

		4,844	(13,272)	(8,428)	59,365	(1,982)	57,383

	~~W~~	618,815	(2,900,316)	(2,281,501)	334,741	(2,815,120)	(2,480,379)

As of December 31, 2023, deductible temporary differences of ~~W~~10,448,822 million related to impairment losses on investments in subsidiaries, associates and joint ventures were not recognized as deferred tax assets, because it is not probable they will reverse in the foreseeable future.

(f)	The Company recognized current tax payable or receivable at the amount expected to be paid or received that reflects uncertainly related to income taxes.

(g)

The Company’s vertical spin-off during the year ended December 31, 2022 meets the requirements for qualified spin-off under the Corporate Tax Act. Accordingly, transfer gains of ~~W~~8,452,339 million under the Corporate Tax Act were incurred for the asset and liabilities transferred to the newly established company (POSCO), and the Company simultaneously set a Corporate Tax Act based provision for accelerated depreciation on the transfer gains and recognized deferred tax liabilities of ~~W~~2,284,103 million. Deductible temporary differences related to the investment in newly established company (POSCO) which is caused by transfer gains under the Corporate Tax Act were not recognized as deferred tax assets, since it is not probable they will reverse through disposal or liquidation. The effect of our estimation and accounting for the recoverability of temporary differences on the increase in corporate tax expenses for the year ended December 31, 2022 is ~~W~~2,284,103 million.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

(h)

Global minimum top-up tax is a system in which multinational corporations with annual revenue of the consolidated financial statements over €750 million in at least two of the preceding four fiscal years. If the effective tax rate of the multinational corporation is less than 15%, the corresponding amount needs to be paid to the tax authorities of the country where the controlling company that meets specific requirement is located.

In 2023, the corporate income tax law related to the global minimum top-up tax in the Republic of Korea was amended and will be effective for fiscal years starting on or after January 1, 2024.

The Company expects to be subject to global minimum top-up tax, however, since the related corporate income tax law in the Republic of Korea will be effective on January 1, 2024, there is no impact on the Company’s income tax expense for the year ended December 31, 2023. Furthermore, as K-IFRS No. 1012 “Income Tax” temporarily exempts the Company from accounting for deferred income taxes related to global minimum top-up tax, the Company did not recognize deferred tax assets and liabilities related to the global minimum top-up tax and does not disclose information related to deferred income tax.

The Company is closely monitoring the financial impact of the global minimum top-up tax on the Company and its subsidiaries expected to be taxpayers. Considering transitional exemption provisions(Transitional CbCR SafeHarbour), even if it is assumed that Pillar Two corporate income tax law was applied to Republic of Korea in 2023, the Company does not expect the impact of the global minimum top-up tax on the Company’s current income tax would be significant.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

35. Earnings Per Share

(a)	Basic earnings (loss) per share for the years ended December 31, 2023 and 2022 were as follows:

(in Won, except share information)	2023		2022
Profit(loss) for the period	~~W~~	799,577,558,857	(467,852,286,299)
Interests of hybrid bonds, net of tax		—	(1,078,164,383)
Weighted-average number of common shares outstanding(*1)		75,869,542	75,814,870
Basic earnings (loss) per share	~~W~~	10,539	(6,185)

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

(shares)	2023	2022
Total number of common shares issued	84,571,230	84,571,230
Weighted-average number of treasury shares	(8,701,688)	(8,756,360)

Weighted-average number of common shares outstanding	75,869,542	75,814,870

(b)	Diluted earnings (loss) per share for the years ended December 31, 2022 were as follows:

(in Won, except share information)	2022
Loss for the period	~~W~~	(467,852,286,299)
Interests of hybrid bonds, net of tax		(1,078,164,383)
Gain from exchange rate on and revaluation of exchangeable bonds		(55,751,463,819)
Adjusted weighted-average number of common shares(*1)		78,906,375
Diluted earnings(loss) per share	~~W~~	(6,649)

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

(*1)	The weighted-average number of common shares used to calculate diluted earnings (loss) per share are as follows:

(shares)	2022
Weighted-average number of common shares outstanding	75,814,870
Weighted-average number of potential common shares	3,091,505

Adjusted weighted-average number of common shares	78,906,375

The Company has potentially issuable common shares due to its exchangeable bonds and share-based payment program as of December 31, 2023 and 2022. Diluted earnings (loss) per share is equal to basic earnings per share for the year ended December 31, 2023 due to anti-dilutive effect. The share-based payment program which has an anti-dilution effect was excluded from the calculation of diluted earnings (loss) per share as of December 31, 2022.

36. Related Party Transactions

(a)	Significant transactions with related companies for the years ended December 31, 2023 and 2022 were as follows:

1)	For the year ended December 31, 2023

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends(*3)	Others	Purchase of fixed assets	Others
Subsidiaries(*2)
POSCO	~~W~~	146,745	325,043	—	—	15,440
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)		9,354	11,037	440	23,007	5,875
POSCO STEELEON CO., Ltd		1,772	—	—	—	105
POSCO DX(formerly, POSCO ICT)		3,040	7,455	—	4,017	9,037
eNtoB Corporation		—	—	40	158	3,326
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		8,902	13,878	—	—	—
POSCO Mobility Solution Corporation		1,035	—	55	—	—
POSCO INTERNATIONAL Corporation		9,278	77,616	—	—	48
POSCO Maharashtra Steel Private Limited		692	—	353	—	—
POSCO ASSAN TST STEEL INDUSTRY Inc.		17	—	430	—	—
Others		12,021	6,084	5,347	9,634	46,596

		192,856	441,113	6,665	36,816	80,427

Associates and joint ventures(*2)
SNNC		629	—	55	—	—
Roy Hill Holdings Pty Ltd		—	293,956	—	—	—
Others		240	92,149	11,617	—	158

		869	386,105	11,672	—	158

	~~W~~	193,725	827,218	18,337	36,816	80,585

(*1)	Sales and others mainly consist of trademark usage income, rental income and dividend income to subsidiaries, associates and joint ventures.
(*2)	As of December 31, 2023, the Company provided guarantees to related parties (Note 35).

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

(*3)	Gain on disposals of investment in subsidiaries, recognized as dividends amounting to ~~W~~346,801 million, is excluded.

2)	For the year ended December 31, 2022

(in millions of Won)	Sales and others(*1)				Purchase and others(*2)
	Sales		Dividends(*4)	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO	~~W~~	87,165	—	2	—	—	—	10,446
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)		7,502	16,555	7	—	80,306	—	13,086
POSCO STEELEON CO., Ltd		133,743	—	215	—	—	7,656	18
POSCO DX(formerly, POSCO ICT)(*3)		1,760	4,970	18	—	39,932	10,190	34,724
eNtoB Corporation		3	24	—	60,649	9,706	32	3,453
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		89,535	13,878	44	84,301	4,757	56,325	908
POSCO Mobility Solution Corporation		176,534	—	—	—	—	8,802	28
POSCO INTERNATIONAL Coporation		2,102,356	62,093	—	244,230	—	768	1,049
POSCO Thainox Public Company Limited		49,359	22,867	—	—	—	—	1
POSCO Canada Ltd.		—	—	—	77,225	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		32,584	—	—	—	—	—	—
POSCO JAPAN Co., Ltd.		28,790	—	—	835	—	—	16
POSCO-VIETNAM Co., Ltd.		44,840	—	513	—	—	—	—
POSCO MEXICO S.A. DE C.V.		102,776	—	562	—	—	—	—
POSCO Maharashtra Steel Private Limited		171,806	—	1,130	—	—	—	120
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		42,320	—	—	—	—	—	15
POSCO VST CO., LTD.		28,475	—	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	179	379,823	—	—	—
POSCO ASSAN TST STEEL INDUSTRY Inc.		47,335	—	537	—	—	—	8
Others		208,200	2,452	6,574	68,139	18,844	53,139	227,147

		3,355,083	122,839	9,781	915,202	153,545	136,912	291,019

Associates and joint ventures
SNNC		3,242	5,348	8	148,239	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		25,614	—	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	186,813	—	210,455	—	—	—
Others		78,048	209,457	14,704	14,015	—	—	197

		106,904	401,618	14,712	372,709	—	—	197

	~~W~~	3,461,987	524,457	24,493	1,287,911	153,545	136,912	291,216

(*1)	Sales and others mainly consist of sales of steel products (before spin-off), trademark usage income, rental income and dividend income to subsidiaries, associates and joint ventures.
(*2)	Purchase and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*4)	Gain on disposals of investment in subsidiaries, recognized as dividends amounting to ~~W~~276,881 million, is excluded.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

(b)	The related account balances of significant transactions with related companies as of December 31, 2023 and 2022 are as follows:

1)	December 31, 2023

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	110,913	19,666	130,579	3,937	32,901	36,838
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)		9,262	1,714	10,976	—	170	170
POSCO STEELEON CO., Ltd		1,063	—	1,063	—	—	—
POSCO DX(formerly, POSCO ICT)		1,574	—	1,574	1,434	423	1,857
eNtoB Corporation		—	—	—	1,391	3	1,394
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		14,299	463	14,762	—	31	31
POSCO Mobility Solution Corporation		981	—	981	—	—	—
POSCO INTERNATIONAL Corporation		6,449	25	6,474	—	163	163
PT. KRAKATAU POSCO		—	3,582	3,582	—	—	—
Others		3,345	11,152	14,497	9,022	151	9,173

		147,886	36,602	184,488	15,784	33,842	49,626

Associates and joint ventures
SNNC		334	—	334	—	—	—
Roy Hill Holdings Pty Ltd		88,008	—	88,008	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	218,900	218,900	—	—	—
Others		195	560	755	—	—	—

		88,537	219,460	307,997	—	—	—

	~~W~~	236,423	256,062	492,485	15,784	33,842	49,626

(*1)

FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans and accrued interest. During the year ended December 31, 2023, the Company provided additional loan to its associates by ~~W~~6,448 million. Meanwhile, the Company has recognized allowance for doubtful accounts for all of other receivables amounting to ~~W~~218,900 million during the year ended December 31, 2023.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

2)	December 31, 2022

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	75,343	6,600	81,943	5,678	14,663	20,341
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO., LTD.)		3,808	660	4,468	—	—	—
POSCO STEELEON CO., Ltd		818	—	818	—	—	—
POSCO DX(formerly, POSCO ICT)		687	—	687	859	705	1,564
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		8,550	—	8,550	—	5,086	5,086
POSCO Mobility Solution Corporation		489	—	489	—	—	—
POSCO INTERNATIONAL Corporation		2,002	—	2,002	—	502	502
Qingdao Pohang Stainless Steel Co., Ltd.		—	—	—	122	—	122
POSCO Maharashtra Steel Private Limited		—	466	466	486	—	486
POSCO ASSAN TST STEEL INDUSTRY Inc.		—	513	513	104	—	104
PT. KRAKATAU POSCO		—	8,967	8,967	391	—	391
Others		5,318	6,080	11,398	11,874	4,928	16,802

		97,015	23,286	120,301	19,514	25,884	45,398

Associates and joint ventures
SNNC		94	—	94	—	—	—
Roy Hill Holdings Pty Ltd		23,400	—	23,400	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	202,562	202,562	—	—	—
Others		190	761	951	74	—	74

		23,684	203,323	227,007	74	—	74

	~~W~~	120,699	226,609	347,308	19,588	25,884	45,472

(*1)	FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans. During the year ended December 31, 2022, the Company provided additional loan to its associates by ~~W~~12,116 million.

(c)	For the years ended December 31, 2023 and 2022, details of compensation to key management officers were as follows:

(in millions of Won)	2023		2022
Short-term benefits	~~W~~	32,291	46,101
Long-term benefits		—	525
Retirement benefits		5,768	6,508

	~~W~~	38,059	53,134

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

37. Commitments and Contingencies

(a)	Contingent liabilities

Contingent liabilities may develop in a way not initially expected. Therefore, management continuously assesses contingent liabilities to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the financial statements of the period in which the change in probability occurs (except in the extremely rare circumstances where no reliable estimate can be made).

The management makes estimates and assumptions that affect disclosures of commitments and contingencies. All estimates and assumptions are based on the evaluation of current circumstances and appraisals with the supports of internal specialists or external consultants.

The management regularly analyzes current information about these matters and provides for probable contingent losses including the estimate of legal expense to resolve the matters. Internal and external lawyers are used for these assessments. In making the decision regarding the need for provisions, management considers whether the Company has an obligation as a result of a past event, whether it is probable that an outflow or cash or other resources embodying economic benefits will be required to settle the obligation and the ability to make a reliable estimate of the amount of obligation.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

(b)	Commitments

1)

As of December 31, 2023, the Company entered into commitments with KOREA ENERGY AGENCY for long-term foreign currency borrowing, which is limited up to the amount of USD 1.05 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowing depends on the success of the project. The Company is not liable for the repayment of full or part of the money borrowed if the respective project fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of December 31, 2023, the ending balance of the borrowing amounts to USD 1.02 million.

2)	The Company has deposited 3,211,795 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of December 31, 2023.

(c)	As of December 31, 2023, the Company has provided three blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

(d)	Litigation in progress

The Company is involved in 4 lawsuits for compensatory damage amounted to ~~W~~9.9 billion as defendant as of December 31, 2023. However, the Company has not recognized any provisions for the lawsuit since the Company does not believe it has a present obligation as of December 31, 2023.

(e)

The Company has a joint obligation with the company newly established through spin-off, POSCO, to discharge all liabilities (including financial guarantee contracts) incurred prior to the spin-off date.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

38. Statements of Cash Flows

(a)	Changes in operating assets and liabilities for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Trade accounts and notes receivable, net	~~W~~	(43,659)	(504,860)
Other accounts receivable		6,780	5,745
Accrued revenues		—	(14,265)
Inventories		—	354,262
Prepaid expenses		(880)	(40,853)
Other current assets		660	(12,493)
Long-term guarantee deposits		—	22
Derivative assets		—	5,781
Other non-current assets		2,453	129
Trade accounts and notes payable		—	(417,714)
Other accounts payable		3,882	(87,252)
Accrued expenses		(1,623)	(63,648)
Advances received		(374)	(3,226)
Withholdings		721	(5,754)
Unearned revenue		957	(945)
Other current liabilities		(4,768)	(13,798)
Payments of severance benefits		(5,173)	(59,329)
Plan assets		(2,000)	50,346
Other non-current liabilities		—	(290)

	~~W~~	(43,024)	(808,142)

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements, Continued

As of December 31, 2023 and 2022

(b)	Changes in liabilities arising from financial activities for the years ended December 31, 2023 and 2022 were as follows:

1)	December 31, 2023

(in millions of Won)	Liabilities
	Long-term borrowings		Dividend payable	Long-term financial liabilities
Beginning	~~W~~	1,359,587	3,079	26,181
Changes from financing cash flows		—	(720,762)	3,781
The effect of changes in foreign exchange rates		92,858	—	—
Changes in fair values		305,562	—	—
Other changes:
Decrease in retained earnings		—	720,770	—

Ending	~~W~~	1,758,007	3,087	29,962

2)	December 31, 2022

(in millions of Won)	Liabilities
	Short-term borrowings		Long-term borrowings	Dividend payable	Lease liabilities	Long-term financial liabilities	Derivatives that hedge long-term borrowings
Beginning	~~W~~	672,303	7,529,829	3,237	446,575	12,327	(120,056)
Changes from financing cash flows		304,188	—	(1,136,299)	(7,493)	15,236	—
The effect of changes in foreign exchange rates		8,972	50,633	—	2,980	—	—
Changes in fair values		—	(85,790)	—	—	—	(268)
Other changes:
Decrease in retained earnings		—	—	1,138,107	—	—	—
Interest expense		—	1,781	—	4	—	—
Increase in lease assets		—	—	—	217	—	—
Spin-off		(985,463)	(6,136,866)	(1,966)	(442,283)	(1,382)	120,324

Ending	~~W~~	—	1,359,587	3,079	—	26,181	—

Notice to Readers

This report is annexed in relation to the audit of the separate financial statements as of December 31, 2023 and the audit of internal accounting control system pursuant to Article 8-7 of the Act on External Audit for Joint-stock Companies of the Republic of Korea.

Independent Auditors’ Report on Internal Control over Financial Reporting

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of

POSCO HOLDINGS INC.:

Opinion on Internal Control over Financial Reporting

We have audited POSCO HOLDINGS INC.’s (the “Company”) internal control over financial reporting (“ICFR”) as of December 31, 2023 based on the criteria established in the Conceptual Framework for Designing and Operating ICFR (“ICFR Design and Operation Framework”) issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea (the “ICFR Committee”).

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on ICFR Design and Operation Framework.

We also have audited, in accordance with Korean Standards on Auditing (“KSAs”), the separate financial statements of the Company, which comprise the separate statements of financial position as of December 31, 2023 and 2022, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising summary of material accounting policy information and other explanatory information, and our report dated March 13, 2024 expressed an unmodified opinion on those separate financial statements.

Basis for Opinion on Internal Control over Financial Reporting

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the internal control over financial reporting in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Internal Control over Financial Reporting

The Company’s management is responsible for designing, operating and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on Operating Status of Internal Control over Financial Reporting.

Those charged with governance are responsible for overseeing the Company’s internal control over financial reporting.

Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit in accordance with KSAs. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with K-IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements in the separate financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditors’ report is Jae Nam Hwang.

Seoul, Korea

March 13, 2024

This report is effective as of March 13, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the internal control over financial reporting. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

Report on Operating Status of Internal Control over Financial Reporting

English Translation of a Report Originally Issued in Korean

To the Shareholders, Board of Directors and Audit Committee of POSCO HOLDINGS INC.

We, as the Chief Executive Officer and the Internal Control Officer of the Company, assessed operating status of the Company’s Internal Control over Financial Reporting(“ICFR”) as of December 31, 2023.

Design and operation of ICFR is the responsibility of the Company’s management, including the Chief Executive Officer and the Internal Control Officer (collectively, “We”).

We evaluated whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Guidelines for Internal Control over Financial Reporting’ for evaluating design and operation of the Company’s ICFR, established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”).

Based on our assessment, we concluded that the Company’s ICFR is designed and operated effectively as of December 31, 2023, in all material respects, in accordance with the ‘Guidelines for Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

January 26, 2024

/s/ Jeong, Ki-Seop, Chief Executive Officer

/s/ Kim, Seung-Jun, Internal Control Officer